                                            Registration Statement No. 333-27687
                                                                       811-08223

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 1
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                          Pre-Effective Amendment No. 1

                 THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES
                 -----------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                  ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           ---------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)

Approximate Date of Proposed           As soon as practicable following the effectiveness
Public Offering:                       of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A          immediately upon filing pursuant to paragraph (b) of Rule 485.
----
N/A          on ___________ pursuant to paragraph (b) of Rule 485.
----
N/A          60 days after filing pursuant to paragraph (a)(1) of Rule 485.
----
N/A          on ___________ pursuant to paragraph (a)(1) of Rule 485.
----

If appropriate, check the following box:
        this post-effective amendment designates a new effective date for a
----    previously filed post-effective amendment.

PURSUANT TO RULE 24f-2 OF THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HEREBY DECLARES THAT AN INDEFINITE AMOUNT OF VARIABLE ANNUITY CONTRACT UNITS IS BEING REGISTERED UNDER THE SECURITIES ACT OF 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES

                             Cross-Reference Sheet

                                   Form N-4

Item
No.                                                               Caption in Prospectus
---                                                               ---------------------

1.     Cover Page                                                 Prospectus
2.     Definitions                                                Index of Special Terms
3.     Synopsis                                                   Prospectus Summary
4.     Condensed Financial Information                            Condensed Financial Information
5.     General Description of Registrant,                         The Insurance Company; The Separate
           Depositor, and Portfolio Companies                        Account and the Underlying Funds
6.     Deductions                                                 Charges and Deductions; Distribution of
                                                                      Variable Annuity Contracts
7.     General Description of Variable                            The Annuity Contract
           Annuity Contracts
8.     Annuity Period                                             The Annuity Period
9.     Death Benefit                                              Death Benefit
10.    Purchases and Contract Value                               The Contract; Distribution of Variable Annuity
                                                                      Contract
11.    Redemptions                                                Surrenders and Redemptions
12.    Taxes                                                      Federal Tax Considerations
13.    Legal Proceedings                                          Legal Proceedings and Opinions
14.    able of Contents of Statement                              Appendix B - Contents of the Statement
            of Additional Information                                 of Additional Information



                                                                  Caption in Statement of Additional
                                                                  Information
                                                                  ----------------------------------------
15.    Cover Page                                                 Cover Page
16.    Table of Contents                                          Table of Contents
17.    General Information and History                            The Insurance Company
18.    Services                                                   Principal Underwriter; Distribution and
                                                                      Management Agreement
19.    Purchase of Securities Being Offered                       Valuation of Assets
20.    Underwriters                                               Principal Underwriter
21.    Calculation of Performance Data                            Performance Information
22.    Annuity Payments                                           Not Applicable
23.    Financial Statements                                       Financial Statements

                                     PART A

                      Information Required in a Prospectus

                            TRAVELERS INDEX ANNUITY

This prospectus describes THE TRAVELERS INDEX ANNUITY, a single premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "us" or "we"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment (such as IRAs) as well as those that do not qualify for such treatment ("nonqualified Contracts"). Travelers Index Annuity is issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."

You can choose to have your premium (purchase payment) accumulate on a fixed basis (i.e. a Fixed Option funded through the Company's general account) and/or a variable basis (i.e., one or more of the sub-accounts ("funding options")) of the Travelers Fund BD IV for Variable Annuities ("Fund BD IV"). Your contract value will vary daily to reflect the investment experience of the funding options you select and any interest credited to the Fixed Option. The variable funding options currently available are: the EAFE(R) Equity Index Fund and the Small Cap Index Fund of the BT Insurance Funds Trust, the Equity Index Portfolio of the Greenwich Street Series Fund and Cash Income Trust.

The Fixed Option is described in Appendix A. Unless specified otherwise, this prospectus refers to the variable funding options. The Contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

In addition, you can choose to protect your investment by purchasing a guarantee from the Company called the Principal Protection Feature. If purchased, we will guarantee that on the Principal Protection Expiration Date (the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90%, depending on your selection, of your Purchase Payment adjusted for withdrawal reductions, even if the value of your Contract on that date is less than the chosen percentage of your original payment. To qualify for the Principal Protection Feature, you must allocate your original payment to the Protected Funding Option -- Equity Index Portfolio -- and keep your payment in that funding option until the Principal Protection Expiration Date. There is a separate charge for this feature.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Fund BD IV by requesting a copy of the Statement of Additional Information ("SAI") dated
       , 1997. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, or call (800) 842-8573. The Table of Contents of the SAI appears in Appendix B of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

                       PROSPECTUS DATED           , 1997

                               TABLE OF CONTENTS

INDEX OF SPECIAL TERMS.................     2
FEE TABLES.............................     3
THE ANNUITY CONTRACT...................     6
Purchase Payments......................     6
Accumulation Units.....................     6
The Funding Options....................     6
Optional Principal Protection
  Feature..............................     7
Principal Protection Expiration Date...     7
Substitutions and Additions............     8
CHARGES AND DEDUCTIONS.................     8
Withdrawal Charge......................     8
Free Withdrawal Allowance..............     8
Optional Principal Protection Fee......     8
Principal Protection Cancellation Charge ..   9
Administrative Charges.................     9
Mortality and Expense Risk Charge......    10
Reduction or Elimination of Contract
  Charges..............................    10
Funding Option Expenses................    10
Premium Tax............................    10
Changes in Taxes Based Upon Premium or
  Value................................    10
OWNERSHIP PROVISIONS...................    10
Types of Ownership.....................    10
Beneficiary............................    11
Annuitant..............................    11
TRANSFERS..............................    11
Dollar Cost Averaging..................    11
ACCESS TO YOUR MONEY...................    12
Systematic Withdrawals.................    12
DEATH BENEFIT..........................    13
Standard Death Benefit.................    13
Enhanced Death Benefit.................    13
Payment of Proceeds....................    14
Death Proceeds After the Maturity
  Date.................................    14
THE ANNUITY PERIOD.....................    15
Maturity Date..........................    15
Allocation of Annuity..................    15
Variable Annuity.......................    15
Fixed Annuity..........................    16
PAYMENT OPTIONS........................    16
Election of Options....................    16
Annuity Options........................    16
MISCELLANEOUS CONTRACT PROVISIONS......    17
Right to Return........................    17
Termination............................    17
Required Reports.......................    18
Suspension of Payments.................    18
Transfers of Contract Values to Other
  Annuities............................    18
THE SEPARATE ACCOUNT...................    18
Mixed and Shared Funding...............    18
Performance Information................    19
FEDERAL TAX CONSIDERATIONS.............    20
General Taxation of Annuities..........    20
Types of Contracts: Qualified or
  Nonqualified.........................    20
Nonqualified Annuity Contracts.........    20
Qualified Annuity Contracts............    21
Penalty Tax for Premature
  Distributions........................    21
Ownership of the Investments...........    21
Diversification Requirements...........    21
OTHER INFORMATION......................    21
The Insurance Company..................    21
Distribution of Variable Annuity
  Contracts............................    21
Conformity with State and Federal
  Laws.................................    22
Voting Rights..........................    22
Legal Proceedings And Opinions.........    22
APPENDIX A: The Fixed Account..........    23
APPENDIX B: Table of Contents of the
  Statement of Additional
  Information..........................    24

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit......................     6
Annuitant..............................    11
Annuity Payments.......................    15
Annuity Unit...........................     6
Cash Surrender Value...................    12
Company (We, Our)......................     6
Contract Date..........................     6
Contract Owner (You, Your).............    10
Contract Value.........................     6
Contract Year..........................     6
Fixed Account Option...................    23
Funding Option(s)......................     6
Maturity Date..........................     6
Principal Protection Expiration Date...     7
Principal Protection Feature...........     7
Purchase Payment.......................     6
Written Request........................     6

                                   FEE TABLE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                 CHARGE
                    1                           6%
                    2                           6%
                    3                           5%
                    4                           5%
                    5                           4%
                    6                           4%
                    7                           3%
                    8                           2%
                9 and over                      0%
ANNUAL CONTRACT ADMINISTRATIVE CHARGE
        (Waived if contract value is $50,000 or more)     $30
ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                                                                STANDARD    ENHANCED
                                                                                                 DEATH       DEATH
                                                                                                BENEFIT     BENEFIT
                                                                                                ------------------
      Mortality and Expense Risk Charge......................................................      1.25%       1.45%
      Administrative Charge..................................................................      0.15%       0.15%
                                                                                                --------    --------
        Total Separate Account Charges.......................................................      1.40%       1.60%
FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option)

                                                        MANAGEMENT            OTHER          TOTAL ANNUAL
                                                           FEE              EXPENSES           FUNDING
                                                     (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    ------------------------------------------------------------------------------------------------------
    Small Cap Index Fund                                   0.35%               0.10%             0.45%
    EAFE Equity Index Fund                                 0.45%               0.20%             0.65%
    Equity Index Portfolio                                 0.15%               0.15%             0.30%
    Cash Income Trust                                      0.32%               0.28%(*)          0.60%

NOTES:

The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

 * Includes a Sub-Administrator Charge of .06%. Other Expenses take into account the current expense reimbursement arrangement with the Company. The Company has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.60%. Without such arrangement, Other Expenses would have been 1.71% for Cash Income Trust.

EXAMPLE*

STANDARD DEATH BENEFIT

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered, annuitized or withdrawn at the end of the period shown, or
     (b) if no withdrawals are made at the end of the period shown.

----------------------------------------------------------------------------------------------------
               PORTFOLIO NAME                      1 YEAR       3 YEARS       5 YEARS       10 YEARS
----------------------------------------------------------------------------------------------------
Small Cap Index Fund                                $  79(a)     $  109(a)        n/a            n/a
                                                       19(b)         59(b)        n/a            n/a
EAFE Index Fund                                        81(a)        115(a)        n/a            n/a
                                                       21(b)         65(b)        n/a            n/a
Equity Index Portfolio                                 77(a)        104(a)        n/a            n/a
                                                       17(b)         54(b)        n/a            n/a
Cash Income Trust                                      81(a)        113(a)        149(a)         235(a)
                                                       21(b)         63(b)        109(b)         235(b)

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

EXAMPLE*

ENHANCED DEATH BENEFIT

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered, annuitized or withdrawn at the end of the period shown, or
     (b) if no withdrawals are made at the end of the period shown.

----------------------------------------------------------------------------------------------------
               PORTFOLIO NAME                      1 YEAR       3 YEARS       5 YEARS       10 YEARS
----------------------------------------------------------------------------------------------------
Small Cap Index Fund                                $  81(a)     $  115(a)        n/a            n/a
                                                       21(b)         65(b)        n/a            n/a
EAFE Index Fund                                        83(a)        121(a)        n/a            n/a
                                                       23(b)         71(b)        n/a            n/a
Equity Index Portfolio                                 80(a)        110(a)        n/a            n/a
                                                       20(b)         60(b)        n/a            n/a
Cash Income Trust                                      83(a)        119(a)        159(a)         256(b)
                                                       23(b)         69(b)        119(b)         256(b)

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                  FEE TABLE WITH PRINCIPAL PROTECTION FEATURE
--------------------------------------------------------------------------------
CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

        LENGTH OF TIME FROM PURCHASE PAYMENT

            (NUMBER OF YEARS)                CHARGE
                    1                          6%
                    2                          6%
                    3                          5%
                    4                          5%
                    5                          4%
                    6                          4%
                    7                          3%
                    8                          2%
                9 and over                     0%
    ANNUAL CONTRACT ADMINISTRATIVE CHARGE
        (Waived if contract value is $50,000 or more)     $30
    PRINCIPAL PROTECTION CANCELLATION CHARGE
    (as a percentage of purchase payment withdrawn from Protected Funding Option):

              CONTRACT YEARS                  CHARGE
                  1 -- 8                     up to 4%
ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

                                                                                                STANDARD    ENHANCED
                                                                                                 DEATH       DEATH
                                                                                                BENEFIT     BENEFIT
                                                                                                ------------------
      Mortality and Expense Risk Charge......................................................      1.25%       1.45%
      Principal Protection Fee (maximum)(1)..................................................      2.00%       2.00%
      Administrative Charge..................................................................      0.15%       0.15%
                                                                                                --------    --------
        Total Separate Account Charges.......................................................      3.40%       3.60%
FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option)

                                                        MANAGEMENT            OTHER          TOTAL ANNUAL
                                                           FEE              EXPENSES           FUNDING
                                                     (AFTER EXPENSES     (AFTER EXPENSES        OPTION
                    PORTFOLIO NAME                   ARE REIMBURSED)     ARE REIMBURSED)       EXPENSES
    ------------------------------------------------------------------------------------------------------
    Equity Index Portfolio                                 0.15%               0.15%             0.30%

NOTES:

(1) The Principal Protection Fee is an annual insurance change that varies with the level of guarantee chosen under the Principal Protection Feature. The maximum Principal Protection Fee is 2.00% annually.

    The purpose of the Fee Table is to assist contract owners in understanding the various costs and expenses that a contract owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable.

EXAMPLE*

Assuming a 5% annual return, a $1,000 investment would be subject to the following expenses, if
     (a) surrendered, annuitized or withdrawn at the end of the period shown, or
     (b) if no withdrawals are made at the end of the period shown.

                                      STANDARD DEATH BENEFIT                 ENHANCED DEATH BENEFIT
-----------------------------------------------------------------------------------------------------
         PORTFOLIO NAME               1 YEAR          3 YEARS               1 YEAR           3 YEARS
-----------------------------------------------------------------------------------------------------
Equity Index Portfolio                 $ 137(a)        $  204(a)             $  139(a)       $  210(a)
                                          37(b)           114(b)                 39(b)          120(b)

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THIS EXAMPLE REFLECTS THE $30 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .021% OF ASSETS. FOR NEW FUNDING OPTIONS, EXPENSES ARE GIVEN ONLY FOR YEARS ONE AND THREE.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
Travelers Index Annuity is a contract between you, the contract owner, and Travelers Life and Annuity Company (called "us" or the "Company"). Under this contract, you make a purchase payment to us and we credit it to your account. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payment accumulates tax deferred in the funding options of your choice. We offer multiple variable funding options, and one fixed account option. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Principal Protection Feature provisions and under the Death Benefit provisions described in this prospectus. The date the Contract and its benefits became effective is referred to as the contract date. Each anniversary of this contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

PURCHASE PAYMENT

The single purchase payment must be at least $10,000. Under certain circumstances, we may waive the minimum purchase payment requirement. For a single purchase payment over $1 million, you must receive the Company's Home Office approval before we will accept the purchase payments.

We will apply the single purchase payment within two business days after we receive it in good order at our Home Office. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your account is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

FUNDING OPTIONS

You choose which of the following variable funding options to have your purchase payment allocated to. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-8573.

The current funding options are listed below, along with their investment advisers:

-------------------------------------------------------
     FUNDING OPTION             INVESTMENT ADVISER

-------------------------------------------------------
Small Cap Index Fund        Bankers Trust
-------------------------------------------------------
EAFE Equity Index Fund      Bankers Trust
-------------------------------------------------------
Equity Index Portfolio*     Travelers Investment
                            Management Co.
-------------------------------------------------------
Cash Income Trust           Travelers Asset Management
                            International Corp.
-------------------------------------------------------

* IF ELECTED WITH THE PRINCIPAL PROTECTION FEATURE, THIS IS REFERRED TO AS THE "PROTECTED FUNDING OPTION."

OPTIONAL PRINCIPAL PROTECTION FEATURE

You can choose to protect your investment by purchasing a guarantee called the Principal Protection Feature. If you purchase this feature, the Company will guarantee that on the Principal Protection Expiration Date (which is the last day of the eighth Contract Year), your Contract will be worth at least either 115%, 100%, or 90% (depending on the guarantee you purchased) of your original purchase payment adjusted only for withdrawal reductions (including the Principal Protection Cancellation Charge), even if the value of your Contract on that date is less than your original payment. The purchase payment is not adjusted for administrative charges and mortality and expense risk charges. To qualify for the Principal Protection Feature, you must select this feature when you purchase the Contract, allocate your entire purchase payment to the Protected Funding Option, the Equity Index Portfolio, and keep your payment in that funding option until the Principal Protection Expiration Date. An annual insurance charge and a Cancellation Charge are associated with this feature. (See "Charges and Deductions").

At this time, the only Protected Funding Option is Equity Index Portfolio. At some time in the future, we may add additional Protected Funding Options.

If you buy the Principal Protection Feature, you may not transfer out of the Protected Funding Option before the end of the eighth contract year. You may withdraw or annuitize all or part of your contract value before the Principal Protection Expiration Date, subject to a Principal Protection Cancellation Charge and withdrawal charges. The amounts you withdraw (including the withdrawal charge and Principal Protection Cancellation Charge) will reduce the amount of the principal guarantee proportionately.

PRINCIPAL PROTECTION EXPIRATION DATE

If you purchase the Principal Protection Feature, the Company will fulfill its obligations under that feature on the Principal Protection Expiration Date (which is the last day of the eighth contract year). On that date, we will contribute to your contract value any amount needed to bring your contract value up to 115%, 100% or 90%, depending on your selection, of your original payment adjusted for withdrawal reductions. In addition, on the Principal Protection Expiration Date, we will transfer your contract value to the Cash Income Trust, a money market fund, unless you select, in writing a different funding option. On and after the Principal Protection Expiration Date, you may remain in the Contract and transfer to any funding options, purchase a new Travelers Index Annuity Contract with the Principal Protection Feature, annuitize your Contract, exchange this Contract for another annuity contract, or withdraw your contract value. Your registered representative will help you with your decision.

SUBSTITUTIONS AND ADDITIONS

If any of the funding options become unavailable under the Contract, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you, obtaining state approval if applicable, and without prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. From time to time we may make new funding options available.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

WITHDRAWAL CHARGE

No sales charges are deducted from the purchase payment when it is applied under the Contract. However, a withdrawal charge will be deducted if any or all of the purchase payment is withdrawn during the first eight years following the purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge.

The withdrawal charge is equal to a percentage of the purchase payment withdrawn from the Contract and is calculated as follows:

LENGTH OF TIME FROM
  PURCHASE PAYMENT                 WITHDRAWAL
 (NUMBER OF YEARS)                   CHARGE
         1                             6%
         2                             6%
         3                             5%
         4                             5%
         5                             4%
         6                             4%
         7                             3%
         8                             2%
     9 and over                        0%

For purposes of the withdrawal charge and Principal Protection Cancellation Charge (described below) calculations, any withdrawals will be deemed to be taken first from any free withdrawal allowance (as described below); next from the remainder of the purchase payment; and then from Contract earnings (in excess of the free withdrawal allowance). Unless you instruct us otherwise, we will deduct the withdrawal charge from the allowance requested.

We will not deduct a withdrawal charge or Principal Protection Cancellation Charge from payments we make due to the death of the (1) contract owner or the death of the annuitant with no contingent annuitant surviving; or (2) minimum distribution requirements.

FREE WITHDRAWAL ALLOWANCE

There is a 10% free withdrawal allowance available each year after the first contract year. The available amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to any partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. If you have selected the Principal Protection Feature, the Principal Protection Cancellation Charge will not be assessed on the 10% free withdrawal allowance. However, any free withdrawal allowance reduces the principal guarantee proportionately.

OPTIONAL PRINCIPAL PROTECTION FEE

The Company offers you the option of purchasing a guarantee on your investment. You can obtain protection for 115%, 100% or 90% of your principal if you buy the Principal Protection Feature at the time you purchase your Contract. Under this feature, we will guarantee that, on the Principal Protection Expiration Date (which is the last day of the eighth contract year), your Contract will be worth at least either 115%, 100%, or 90% (depending on your choice of guarantees) of your purchase payment, less a reduction for withdrawals, withdrawal charges, and the Principal Protection Cancellation Charge, even if the value of your Contract on that date is less than the chosen percentage of your original purchase payment. Of course, if your contract value is more than the chosen percentage of original purchase payment, you will receive the greater value.

There is an annual charge, the Principal Protection Fee, for this feature. The Principal Protection Fee compensates the Company for the risks that it will bear in providing this guarantee of principal. The Principal Protection Fee is deducted daily from your contract value at a maximum annual rate of 2.00%. The charge varies based on the level of guarantee chosen and the current market conditions that determine our actual costs associated with the Principal Protection Feature. The charge will be set monthly and will lock in at the time of contract purchase. The Principal Protection Fee is set forth in your Contract. Generally, the Principal Protection Fee will conform with the chart below. Please note that these ranges are estimates. The actual charge will vary due to market conditions, and will be determined by the Company.


  LEVEL OF GUARANTEE                     CHARGE RANGE
% OF PURCHASE PAYMENT                % OF CONTRACT VALUE
         115%                            1.25%-2.00%
         100%                            0.75%-1.50%
          90%                            0.50%-1.25%


The Principal Protection Feature must be selected at the time you purchase your Contract and will extend for the eight years from the contract date until the Principal Protection Expiration Date. This guarantee is valid only if your Contract is held to the Principal Protection Expiration Date, and you do not annuitize before that date.

PRINCIPAL PROTECTION CANCELLATION CHARGE

We will assess a Principal Protection Cancellation Charge if you select the Principal Protection Feature and make a full or partial withdrawal from the Contract, before the Principal Protection Expiration Date. This charge compensates Travelers for costs incurred should the Contract owner withdraw from the Principal Protection Feature before the Principal Protection Expiration Date.

The Principal Protection Cancellation Charge equals up to 4% percent of the original purchase payment withdrawn. The percent charged depends on the length of time you have had your contract. The Principal Protection Cancellation Charge is set forth in your Contract.

If you have selected the Principal Protection Feature, any amounts you withdraw (including the withdrawal charge and Principal Protection Cancellation Charge) will reduce the amount of the principal guarantee proportionately.


Note: The Company has applied to the SEC for exemptive relief, allowing the Company to assess this fee. It will not be assessed until such relief is granted.


ADMINISTRATIVE CHARGES

A Contract Administrative Fee of $30 is deducted annually from Contracts with a value of less than $50,000. This fee compensates us for expenses incurred in establishing and maintaining the Contract. The fee is deducted from the contract value on the fourth Friday of each August by canceling accumulation units applicable to each funding option on a pro rata basis. This fee will be prorated from the date of purchase to the next date of assessment of the fee. A prorated fee will also be made if the Contract is completely withdrawn or terminated. We will not deduct a Contract Administrative Fee: (1) if the distribution results from the death of the contract owner or the annuitant with no contingent annuitant surviving, (2) after an annuity payout has begun, or (3) if the contract value on the date of assessment is equal to or greater than $50,000.

An Administrative Charge is deducted on each business day from amounts allocated to the variable funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the amounts allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. We reserve the right to lower this charge at any time. The mortality risk portion compensates us for guaranteeing to provide annuity payments according to the terms of the Contract regardless of how long the annuitant lives and for guaranteeing to provide the death benefit if an annuitant dies prior to the maturity date. The expense risk portion compensates us for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs.

For those contract owners who have elected a standard death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.25% of the daily net asset value of amounts held in the Separate Account.

For those contract owners who have elected an enhanced death benefit provision, the insurance charge is equivalent, on an annual basis, to 1.45% of the daily net asset value of amounts held in the Separate Account.

REDUCTION OR ELIMINATION OF CONTRACT CHARGES

The withdrawal charge, the Principal Protection Cancellation Charge, the administrative charges, the mortality and expense risk charge and the Principal Protection Fee under the Contract may be reduced or eliminated when certain sales or administration of the Contract result in savings or reduction of administrative or sales expenses, mortality and expense risks and/or the Principal Protection Fee. Any such reduction will be based on the following: (1) the size and type of group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. There may be other circumstances, of which we are not presently aware, which could result in fewer sales expenses, administrative charges, or mortality and expense risk charges. Any reduction or elimination of the charges will be permitted only where it will not be unfairly discriminatory to any person.

FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided that you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the joint owner or a contingent annuitant). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified contracts only, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective. If the annuitant dies before the maturity date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant and the Contract continues in effect.

                                   TRANSFERS
--------------------------------------------------------------------------------

Before the maturity date, you may transfer all or part of the contract value between funding options if you have not elected the Principal Protection Feature. There are no charges or restrictions on the amount or frequency of transfers currently except for the Fixed Options; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent.

DOLLAR COST AVERAGING

This feature is not available if you selected the Principal Protection
Guarantee.

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the value per unit is low and less accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. You must have a minimum total contract value of $10,000 to enroll in the Dollar Cost Averaging program. The minimum amount that may be transferred through this program is $400.

You may establish automated transfers of contract values from the Fixed Account, subject to certain restrictions. Automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the Dollar Cost Averaging program.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value, less any withdrawal charge, any applicable Principal Protection Cancellation Charge, and any premium tax not previously deducted. You must submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payment made depending on the contract value at the time of surrender.

If you select the Principal Protection Feature and withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn, including the withdrawal charge and Principal Protection Cancellation Charge, will no longer be protected by the principal guarantee and will reduce the amount of the principal guarantee proportionately.

The Company may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for surrender that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges and Principal Protection Cancellation Charge (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

If you select the Principal Protection Feature and withdraw any amounts prior to the Principal Protection Expiration Date, the amounts withdrawn (including the withdrawal charge and Principal Protection Cancellation Charge) will no longer be protected by the principal guarantee and will reduce the amount of the principal guarantee proportionately.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

DEATH BENEFIT

Before the maturity date, a death benefit is payable to the beneficiary when either the annuitant, the contract owner or the first of joint owners dies and there is no contingent annuitant. The death benefit is calculated at the close of the business day on which the Company's Home Office receives due proof of death (the "death report date"). If the Company is notified of the death more than six months after the date of death, the death benefit will be the contract value.

STANDARD DEATH BENEFIT

DEATH PROCEEDS BEFORE THE MATURITY DATE

IF ANY CONTRACT OWNER OR THE ANNUITANT DIES BEFORE AGE 85. The Company will pay an amount equal to the greater of (a), (b) or (c) below, each reduced by any applicable premium tax:

        (a) the contract value; or

        (b) the purchase payment made under the Contract less any partial withdrawals (and associated charges); or

        (c) the death benefit value, which will be reset once every eight years to the contract value immediately preceding the death report date.

DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT ON OR AFTER AGE 85. The Company will pay a death benefit in an amount equal to the contract value as of the death report date, less any applicable premium tax.

ENHANCED DEATH BENEFIT

IF ANY CONTRACT OWNER OR THE ANNUITANT DIES BEFORE AGE 80. The Company will pay an amount equal to the greater of (a) or (b) below, each reduced by any applicable premium tax:

        (a) the contract value; or

        (b) the Roll-Up Death Benefit Value (as described below) available as of the death report date.

IF ANY CONTRACT OWNER OR THE ANNUITANT DIES ON OR AFTER AGE 80, BUT BEFORE AGE
90. Travelers will pay an amount equal to the greater of (a) or (b) below, each reduced by any applicable premium tax:

        (a) the contract value; or

        (b) the Roll-Up Death Benefit Value (as described below) available as of the Annuitant's 80th birthday, less any Partial Surrender Reductions (as described below) which occur after the Annuitant's 80th birthday.

DEATH OF ANY CONTRACT OWNER OR THE ANNUITANT ON OR AFTER AGE 90. The Company will pay a death benefit in an amount equal to the contract value as of the death report date, less any applicable premium tax.

ROLL-UP DEATH BENEFIT VALUE: On the contract date, the Roll-Up Death Benefit Value is equal to the purchase payment. On each anniversary of the contract date, the Roll-Up Death Benefit Value will be recalculated as follows:

        (a) the Roll-Up Death Benefit Value on the previous contract date anniversary; minus

        (b) any Partial Surrender Reductions (as described below) since the previous contract date anniversary.

The maximum Roll-Up Death Benefit payable equals 200% of the difference between the purchase payment and all Partial Surrender Reductions (as described below).

The Partial Surrender Reduction equals:

        (1) the amount of the Roll-Up Death Benefit Value just before the reduction for the partial surrender, multiplied by

        (2) the amount of the partial surrender divided by the contract value just before the partial surrender.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS THE CONTRACT OWNER. The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary or over a period not exceeding the beneficiary's life expectancy.

If the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER. If there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or another entity), any annuitant will be treated as the contract owner. Any change in the annuitant will be treated as the death of the contract owner.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of any contract owner or annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). We ask you to choose the maturity date and the annuity option when you purchase the contract. While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made.


Unless you elect otherwise, the maturity date will be the later of the annuitant's 75th birthday, or ten years after the effective date of the Contract. (For Contracts issued in Florida the maturity date elected may not be later than the annuitant's 90th birthday.)


If you select the Principal Protection Feature, you may not select a maturity date that is prior to the Principal Protection Expiration Date (that is, prior to the last day of the eighth contract year).

For nonqualified Contracts, at least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 85th birthday or, for qualified Contracts, to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the contract owner's attainment of age 70 1/2 or the death of the contract owner. Independent tax advice should be sought regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. (Variable payouts under this Contract may not be permitted in certain states.) If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value (or contract value, if a state so requires) will be applied to provide an annuity funded by the same investment options. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined; however, if the Principal Protection Feature is selected, you may not transfer or annuitize prior to the Principal Protection Expiration Date.

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding annuity unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the cash surrender value will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in one lump sum (except in Florida, where this is not permitted), or in accordance with the payment option that you select. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value (contract value, if specified by state law) may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may also offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments of a Fixed Amount. The Company will make equal payments of the amount elected until the cash surrender value applied under this option has been exhausted. The first payment and all later payments will be paid from amounts attributable to each investment option in proportion to the cash surrender value attributable to each. The final payment will include any amount insufficient to make another full payment.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges) within ten days after you receive it (the "right to return period"). You bear the investment risk during the period; therefore, the contract value returned may be greater or less than your purchase payment. If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment will be refunded in full; during the remainder of the right to return period, the contract value (including charges) will be refunded. The contract value will be determined following the close of the business day on which we receive a written request for a refund. Where state law requires a longer right to return period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $1,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the cash surrender value (contract value less any applicable premium tax, in the states that so require), less any applicable administrative charge.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

We may permit contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Fund BD IV For Variable Annuities ("Fund BD IV") was established on March 27, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Fund BD IV will be invested exclusively in the shares of the variable funding options, as well as other variable funding options available in similar variable annuity contracts offered by the Company.

The assets of Fund BD IV are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to Fund BD IV are, in accordance with the Contracts, credited to or charged against Fund BD IV without regard to other income, gains and losses of the Company. The assets held by Fund BD IV are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to Fund BD IV. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable contract owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "non-standardized total return," as described below. Examples of the performance figures are illustrated in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge ($30) is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold). Each quotation assumes a total redemption at the end of each period with the applicable withdrawal charge deducted at that time.

NON-STANDARDIZED METHOD. Non-standardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Non-standardized total returns will not reflect the deduction of any withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the separate account and the variable funding options.


For funding options that were in existence prior to the date they became available under the Separate Account, the standardized and non-standardized average annual total return quotations may accompany returns showing the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. The contract value at redemption may be more or less than original cost.


                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract under any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, pension and profit-sharing plans (including 401(k) plans), and Keogh Plans. If you purchase the contract with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in your income if you should transfer the contract for an amount substantially less than the value of the contract.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includable in your income. (See "Penalty Tax for Premature Distributions" below). There is income in the contract to the extent the cash value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all withdrawals and annuity payments are taxed at the ordinary income tax rate. The Contract is available as a vehicle for IRA rollovers. There are special rules which govern the taxation of qualified contracts, including requirements for mandatory distributions and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the money distributed was (1) paid on or after the owner dies; (2) paid if the taxpayer becomes totally disabled, (as that term is defined in the Code); (3) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity; (4) paid as an immediate annuity; or (5) paid from purchase payments made prior to August 14, 1982.

OWNERSHIP OF THE INVESTMENTS

Assets in the funding options must be owned by the Company and not by the contract owner for federal income tax purposes. Otherwise, the deferral of taxes is lost by the owner.

The Internal Revenue Service (IRS) has stated that a variable contract owner will be considered the owner of the assets of a funding option if the owner has some degree of control over those investments. The IRS has not, however, described in detail the circumstances in which investor control of the investments of a separate account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account.

We do not know if such guidance will be issued, or if it is, what standards may be set. Furthermore, we do not know if such guidance may be issued with retroactive effect. New regulations generally apply to future sales or to future voluntary transactions in existing contracts. We therefore reserve the right to modify the contract as necessary to attempt to maintain favorable tax treatment.

DIVERSIFICATION REQUIREMENTS

The Code states that in order to qualify for the tax benefits described above, investments made in the separate account of any nonqualified variable annuity contract must satisfy certain diversification requirements. Tax regulations define how separate accounts must be diversified. We monitor the investments constantly and believe that our accounts are adequately diversified. We intend to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, and who are licensed registered representatives of the Company or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is Tower Square Securities, Inc., an affiliate of the Company; however, it is currently anticipated that an affiliated broker-dealer may become the principal underwriter for the Contracts during 1997.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, cash surrender value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting Fund BD IV. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                            THE FIXED ACCOUNT OPTION
   (AVAILABLE ONLY IF YOU HAVE NOT SELECTED THE PRINCIPAL PROTECTION FEATURE
               OR AFTER THE PRINCIPAL PROTECTION EXPIRATION DATE)

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in the Separate Account or any other separate account sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Option. Disclosure regarding the Fixed Option and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Option, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Option portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Option contract value will not be less than the amount of the purchase payments allocated to the Fixed Option, plus interest credited as described below, less any applicable premium taxes or prior surrenders. If the contract owner effects a surrender, the amount available from the Fixed Option will be reduced by any applicable withdrawal charge as described under "Charges and Deductions" in this prospectus.

Purchase payments allocated to the Fixed Option and any transfers made to the Fixed Option become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Option at our discretion. Investment income from such Fixed Option assets will be allocated to us and to the Contracts participating in the Fixed Option.

Investment income from the Fixed Option allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Option Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

The initial rate for any allocations into the Fixed Option is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Option in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Option may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Option to any other available funding option(s) twice a year during the 30 days following the semiannual anniversary of the contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Option Value on the semiannual contract effective date anniversary. (This restriction does not apply to transfers from the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Option to other funding options may not be transferred back to the Fixed Option for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Option to any of the funding options may begin at any time. Automated transfers from the Fixed Option may not deplete your Fixed Option value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Performance Information
     Valuation of Assets
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated May 1, 1997 (Form No. L-12683S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.

Name:

Address:

                                     PART B

          Information Required in a Statement of Additional Information

                             Travelers Index Annuity

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                  _______, 1997

                                       for

                 THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES

                                    ISSUED BY

                     THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated _________, 1997. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061, or by calling 1-800-842-8573.




                                TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . .    2

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . .     2

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . .     2

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . .     2

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . .     5

TELEPHONE TRANSFERS. . . . . . . . . . . . . . . . . . . . . .    6

FEDERAL TAX CONSIDERATIONS. . . . . . . . . . . . . . . . . .     6

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . .     9

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . .    F-1

                              THE INSURANCE COMPANY

         The Travelers Life and Annuity Company (the "Company"), is a stock insurance company chartered in 1973 in Connecticut. It is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Travelers Group Inc., a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Life Insurance Services; and (iv) Property and Casualty Insurance Services.

                              PRINCIPAL UNDERWRITER

         Tower Square Securities, Inc. ("Tower Square"), a wholly-owned subsidiary of the Company, serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. Tower Square's principal executive offices are located at One Tower Square, Hartford, Connecticut. It is anticipated that an affiliated broker-dealer will become the principal underwriter during 1997.


                      DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Fund BD IV, the Company and Tower Square, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Fund BD IV. Tower Square performs the sales functions related to the Contracts. The Company reimburses Tower Square for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Fund BD IV and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Fund BD IV all necessary office space, facilities, and personnel to manage its affairs.


                             PERFORMANCE INFORMATION

From time to time, the Company may advertise several types of historical performance for funding options of Fund BD IV. The Company may advertise the "standardized average annual total returns" of the funding options available through the Separate Account, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "non-standardized total return," as described below:

         STANDARDIZED METHOD. Quotations of average annual total return are computed according to a formula in which a hypothetical initial investment of $1,000 is allocated to an funding option, and then related to ending redeemable values over one-, five- and ten-year periods, or inception, if a funding option has not been in existence for one of the prescribed periods. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge ($30) is converted to a percentage of assets based on the actual fee collected, divided by the average net assets per contract sold under the Prospectus to which this SAI relates. Each quotation assumes a total redemption at the end of each period with the assessment of all associated withdrawal charges.

         NONSTANDARDIZED METHOD. Nonstandardized "total return" will be calculated in a manner similar to "standardized" as describe above. However, nonstandardized total return will not reflect the deduction of any applicable withdrawal charge or the $30 annual contract administrative charge, which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Fund BD IV and the funding options.

         For funding options that were in existence before they became available under Fund BD IV, the standardized average total return and non-standardized total return quotations will show the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held available under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. A Contract Owner's Contract Value at redemption may be more or less than original cost.

Average annual total returns for each of the funding options available under Fund BD IV computed according to the standardized and non-standardized methods for the period ending June 30, 1997 are set forth in the following table.


                    STANDARDIZED TOTAL RETURN CALCULATIONS

-------------------------------------------------------------------------------
Portfolio Name                                           Since         Inception
                                   1 Year    5 Year      Inception     Date
------------------------------------------------------------------------------
Standard Death Benefit
Cash Income Trust*                (2.72%)     1.64%        3.51%       12/87
Equity Index*                      25.51%    16.40%       15.13%       10/91
Equity Index**                     18.96%    13.72%       12.54%       10/91


Enhanced Death Benefit
Cash Income Trust*                (2.93%)     1.43%        3.30%       12/87
Equity Index*                      25.25%    16.16%       14.90%       10/91
Equity Index**                     18.70%    13.48%       12.30%       10/91


*Without Principal Protection Feature elected.
**With Principal Protection Feature elected.

                   NONSTANDARDIZED TOTAL RETURN CALCULATIONS

-------------------------------------------------------------------------------
Portfolio Name                                             Since       Inception
                          1 Year     3 Year     5 Year     Inception   Date
-------------------------------------------------------------------------------
Standard Death Benefit
Cash Income Trust*         3.39%     3.47%       2.42%       3.84%     12/87
Equity Index*             28.45%    27.65%      17.73%      16.77%     10/91
Equity Index**            27.02%    25.17%      15.43%      14.48%     10/91

Enhanced Death Benifit
Cash Income Trust*         1.89%     3.49%       2.35%       3.70%     12/87
Equity Index*             28.31%    27.40%      17.50%      16.54%     10/91
Equity Index**            26.88%    24.92%      15.20%      14.25%     10/91

*Without Principal Protection Feature elected.
**With Principal Protection Feature elected.



                               VALUATION OF ASSETS

         The value of the assets of each funding option is determined on each business as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

                              NET INVESTMENT FACTOR

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the immediately preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);

     (b) = any deduction for applicable taxes (presently zero); and

     (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A Sub-Account's assets are based on the net asset value of the funding option, and investment income includes any distribution whose ex-dividend date occurs during the valuation period. ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the business day just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An Annuity Unit Value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                               TELEPHONE TRANSFERS

    A contract owner may place a transfer request by telephone. The telephone transfer privilege is available automatically; no special election is necessary for a contract owner to have this privilege. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each business day between 9:00 a.m. and 4:00 p.m., Eastern time, at 1-800-842-8573. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and will promptly notify the caller.

    The Company will make a reasonable effort to record each telephone transfer conversation, but in the event that no recording is effective or available, the contract owner will remain liable for each telephone transfer effected. Additionally, the Company is not liable for acting upon instructions believed to be genuine and in accordance with the procedures described above. As a result of this policy, the contract owner may bear the risk of loss in the event that the Company follows instructions that prove to be fraudulent.


                           FEDERAL TAX CONSIDERATIONS

    The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS
    Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 701/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS
    Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

    If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

    Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

    The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

    To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

    The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

    Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

QUALIFIED PENSION AND PROFIT-SHARING PLANS
    Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

    Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING
    The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

    There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

(a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

(b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

(c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70-1/2 or as otherwise required by law.

    A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

    To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
     YEAR)

    The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1997, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,850 or less per year, will generally be exempt from periodic withholding.

    Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

    Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                             INDEPENDENT ACCOUNTANTS

     Coopers & Lybrand L.L.P., independent accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Fund BD IV. The services to be provided to Fund BD IV will include primarily the audit of the Fund's financial statements. As of the effective date of the prospectus, Fund BD IV had no assets.

     The financial statements of The Travelers Life and Annuity Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                          Independent Auditors' Report



The Board of Directors and Shareholder
The Travelers Life and Annuity Company:


We have audited the accompanying balance sheets of The Travelers Life and Annuity Company as of December 31, 1996 and 1995, and the related statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Life and Annuity Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                            /s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 17, 1997

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                   STATEMENTS OF INCOME AND RETAINED EARNINGS


(for the year ended December 31, in thousands)                           1996          1995           1994
----------------------------------------------------------------------------------------------------------
REVENUES
Premiums                                                             $  9,357      $  2,652       $  3,498
Net investment income                                                  89,040        63,209         66,093
Realized investment gains (losses)                                     (9,613)       18,713         (2,074)
Other                                                                  16,223        17,466         18,702
----------------------------------------------------------------------------------------------------------
         Total revenues                                               105,007       102,040         86,219
----------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                                  56,448        52,390         55,596
Amortization of deferred acquisition costs
  and value of insurance in force                                       3,286         1,563              -
Other operating expenses                                                5,691         4,651          2,758
----------------------------------------------------------------------------------------------------------
         Total benefits and expenses                                   65,425        58,604         58,354
----------------------------------------------------------------------------------------------------------

Income before federal income taxes                                     39,582        43,436         27,865
----------------------------------------------------------------------------------------------------------

Federal income taxes:
  Current                                                              29,456         2,555          4,742
  Deferred expense (benefit)                                          (15,665)       11,964          4,798
----------------------------------------------------------------------------------------------------------
         Total federal income taxes                                    13,791        14,519          9,540
----------------------------------------------------------------------------------------------------------
Net income                                                             25,791        28,917         18,325
Retained earnings beginning of year                                   157,907       128,990        110,665
Dividends to parent                                                    16,000             -              -
----------------------------------------------------------------------------------------------------------
Retained earnings end of year                                        $167,698      $157,907       $128,990
----------------------------------------------------------------------------------------------------------

                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 BALANCE SHEETS


(at December 31, in thousands)                                                              1996             1995
-----------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value
  (cost,  $672,173; $678,293)                                                         $  694,535       $  724,639
Equity securities, at fair value (cost, $6,654; $9,453)                                    9,554           13,099
Mortgage loans                                                                            90,542          125,813
Real estate held for sale, net of accumulated depreciation of $0; $524                    10,111            8,995
Policy loans                                                                               1,750                -
Short-term securities                                                                     70,755           51,381
Other investments                                                                         69,754           65,805
-----------------------------------------------------------------------------------------------------------------
         Total investments                                                               947,001          989,732
-----------------------------------------------------------------------------------------------------------------
Separate accounts                                                                      1,187,812          886,688
Deferred acquisition costs and value of insurance in force                                40,027           22,560
Deferred federal income taxes                                                             57,616           41,158
Other assets                                                                              21,827           24,501
-----------------------------------------------------------------------------------------------------------------
         Total assets                                                                 $2,254,283       $1,964,639
-----------------------------------------------------------------------------------------------------------------

LIABILITIES
Future policy benefits                                                                $  654,534       $  671,027
Contractholder funds                                                                      86,097           11,947
Separate accounts                                                                      1,124,605          856,867
Other liabilities                                                                         17,179           61,247
-----------------------------------------------------------------------------------------------------------------
         Total liabilities                                                             1,882,415        1,601,088
-----------------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $100; 100,000
  shares authorized, 30,000 issued and outstanding                                         3,000            3,000
Additional paid-in capital                                                               167,314          167,314
Retained earnings                                                                        167,698          157,907
Unrealized investment gains, net of taxes                                                 33,856           35,330
-----------------------------------------------------------------------------------------------------------------
         Total shareholder's equity                                                      371,868          363,551
-----------------------------------------------------------------------------------------------------------------

         Total liabilities and shareholder's equity                                   $2,254,283       $1,964,639
-----------------------------------------------------------------------------------------------------------------

                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                            STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash


(for the year ended December 31, in thousands)                            1996           1995            1994
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Premiums collected                                                 $   6,472      $   1,950       $   3,498
  Net investment income received                                        71,083         66,219          57,240
  Benefits and claims paid                                             (70,331)       (71,710)        (72,298)
  Interest credited to contractholders                                    (813)             -               -
  Operating expenses paid                                               (5,482)        (3,013)         (4,400)
  Income taxes refunded (paid)                                         (23,931)       (35,305)          1,030
  Other                                                                 (6,857)        (6,772)         22,507
-------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities              (29,859)       (48,631)          7,577
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investments
    Fixed maturities                                                    20,301         11,752          29,043
    Mortgage loans                                                      37,789         24,137          60,260
  Proceeds from sales of investments
    Fixed maturities                                                   978,970        459,971          41,671
    Equity securities                                                   12,818         11,823           9,373
    Mortgage loans                                                      22,437          7,013          23,327
    Real estate held for sale                                                -              -          34,181
  Purchases of investments
    Fixed maturities                                                  (994,443)      (515,098)       (204,412)
    Equity securities                                                   (5,412)          (156)           (375)
    Mortgage loans                                                     (21,450)        (4,890)         (5,607)
    Policy loans                                                        (1,750)             -               -
  Short-term securities, (purchases) sales, net                        (19,688)        (5,051)         (1,146)
  Other investments, (purchases) sales, net                             (6,160)         9,274             682
  Securities transactions in course of settlement                      (51,703)        45,727           5,722
-------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities              (28,291)        44,502          (7,281)
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Contractholder fund deposits                                          96,490          5,707               -
  Contractholder fund withdrawals                                      (22,340)        (1,874)              -
  Dividends to parent company                                          (16,000)             -               -
-------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                         58,150          3,833               -
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                      $       -      $    (296)      $     296
-------------------------------------------------------------------------------------------------------------
Cash at December 31                                                  $       -      $       -       $     296
-------------------------------------------------------------------------------------------------------------

                       See notes to financial statements.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                          NOTES TO FINANCIAL STATEMENTS



1.     NATURE OF OPERATIONS

       The Travelers Life and Annuity Company (the Company) is a wholly owned subsidiary of The Travelers Insurance Company (TIC), which is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI), which is an indirect wholly owned subsidiary of Travelers Group Inc. (Travelers Group), a financial services holding company engaged, through its subsidiaries, principally in four business segments: (i) Investment Services; (ii) Consumer Finance Services; (iii) Property & Casualty Insurance Services; and (iv) Life Insurance Services (through TIC and its subsidiaries). The periodic reports of Travelers Group provide additional business and financial information concerning that company and its consolidated subsidiaries.

       The Company offers fixed and variable deferred annuities and individual life insurance to individuals and small businesses. It also provides single premium group annuity close-out contracts and individual structured settlement annuities.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Significant accounting policies used in the preparation of the accompanying financial statements follow.

       Basis of presentation

       The financial statements and accompanying footnotes of the Company are prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

       Certain prior year amounts have been reclassified to conform with the 1996 presentation.

       Investments

       Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are valued based upon quoted market prices, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

       Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and are carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1996 and 1995.

       Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1996 and 1995.

       Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

       Accrual of income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

       Investment Gains and Losses

       Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company.

       Policy Loans

       Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

       Separate Accounts

       Separate account liabilities primarily represent structured settlement annuity obligations, which provide guaranteed levels of return or benefits to contractholders. The separate account assets supporting these obligations, which are legally segregated and are not subject to claims that arise out of any other business of the Company, are primarily carried at fair value. Earnings on structured settlement contracts, generally net investment income less policyholder benefits and operating expenses, are included in other revenues.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       In addition, the Company has other separate accounts, representing funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each of these accounts have specific investment objectives. The assets and liabilities of these accounts are carried at fair value, and amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

       Deferred Acquisition Costs and Value of Insurance In Force

       Costs of acquiring individual life insurance and annuity business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. A 10- to 25-year amortization period is used for life insurance, and a 10- to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any are charged to income.

       The value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from annuities contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at an interest rate of 16% for the business acquired. The value of the business in force is amortized using current interest crediting rates to accrete interest and amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any are charged to income.

       Future Policy Benefits

       Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuity policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 4.5% to 7.5%, including a provision for adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Contractholder Funds

       Contractholder funds represent receipts from the issuance of universal life and certain individual annuity contracts. Contractholder Fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.9% to 7.0%.

       Permitted Statutory Accounting Practices

       The Company, domiciled in the State of Connecticut, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the State of Connecticut Insurance Department. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on the statutory surplus of the Company is not material.

       Premiums

       Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods.

       Other Revenues

       Other revenues include surrender, mortality and administrative charges and fees as earned on investment and other insurance contracts. Other revenues also include structured settlement policyholder revenues, which relate to contracts issued through a separate account of the Company, net of the related policyholder benefits and expenses.

       Federal Income Taxes

       The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

       Future Application of Accounting Standards

       In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS No. 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued FAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on results of operations, financial condition or liquidity and the Company is currently evaluating the impact of the provisions whose effective date has been delayed until January 1, 1998.

3.     CHANGES IN ACCOUNTING PRINCIPLES

       Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

       Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires long-lived assets to be disposed (e.g., real estate held for sale) be carried at the lower of cost or fair value less cost to sell, and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or liquidity.

       Accounting for Stock-Based Compensation

       The Company participates in a stock option plan sponsored by Travelers Group that provides for the granting of stock options in Travelers Group common stock to officers and key employees. The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options. Had the Company applied FAS 123 in accounting for stock options, net income would have been reduced by an insignificant amount in 1996 and 1995.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued




3.     CHANGES IN ACCOUNTING PRINCIPLES, Continued

       Accounting by Creditors for Impairment of a Loan

       Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements amended existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. Their adoption did not have a material impact on the Company's financial condition, results of operations or liquidity.

4.     REINSURANCE

       The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide capacity for future growth and to effect business-sharing arrangements. The Company remains primarily liable as the direct insurer on all risks reinsured.

       Life insurance in force ceded to TIC at December 31, 1996 and 1995 was $90.7 million and $97.7 million, respectively. At December 31, 1996 and 1995, $2.2 billion and $601.2 million, respectively, was ceded to non-affiliates.

5.     SHAREHOLDER'S EQUITY

       Unrealized Investment Gains (Losses)

       An analysis of the change in unrealized gains and losses on investments is shown in Note 12.

       Shareholder's Equity and Dividend Availability

       The Company's statutory net income was $17.9 million, $23.0 million and $5.7 million for the years ended December 31, 1996, 1995 and 1994, respectively.

       Statutory capital and surplus was $254.1 million and $257.8 million at December 31, 1996 and 1995, respectively.

       The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $14.8 million is available in 1997 for dividend payments by the Company without prior approval of the Connecticut Insurance Department.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



6.     DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company does not hold or issue derivative instruments for trading purposes. The carrying value of derivative instruments was not significant at December 31, 1996 and 1995.

       Fair Value of Certain Financial Instruments

       The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments which are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

       At December 31, 1996, investments in fixed maturities had a carrying value and a fair value of $694.5 million, compared with a carrying value and a fair value of $724.6 million at December 31, 1995. See Note 12.

       At December 31, 1996 and 1995, mortgage loans had a carrying value of $90.5 million and $125.8 million, respectively, which approximates fair value. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

       The carrying values of $2.1 million and $1.9 million of financial instruments classified as other assets approximated their fair values at December 31, 1996 and 1995, respectively. The carrying values of $13.3 million and $55.3 million of financial instruments classified as other liabilities also approximated their fair values at December 31, 1996 and 1995, respectively. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

       The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $896.9 million and $901.0 million, respectively, at December 31, 1996, compared to a carrying value and a fair value of $869.1 million and $923.0 million, respectively, at December 31, 1995. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $808.7 million and $695.3 million, respectively, at December 31, 1996, compared to a carrying value and a fair value of $839.1 million and $766.3 million, respectively, at December 31, 1995.

       The carrying values of short-term securities and policy loans approximated their fair values.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



7.     COMMITMENTS AND CONTINGENCIES

       Financial Instruments with Off-Balance Sheet Risk

       The Company has, in the normal course of business, provided fixed rate loan commitments and commitments to partnerships.

       The off-balance sheet risks of fixed rate loan commitments, commitments to partnerships and forward contracts were not significant at December 31, 1996 and 1995.

       Litigation

       The Company is a defendant in various litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1996, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

8.     BENEFIT PLANS

       Pension Plans

       The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Travelers Group covering the majority of Travelers Group's U.S. employees. Benefits for the qualified plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

       The Company also participates in a nonqualified, noncontributory defined benefit pension plan sponsored by an affiliate covering the majority of the Company's U.S. employees. Contributions are based on benefits paid.

       The Company's share of net pension expense was not significant for 1996, 1995 or 1994.

       Other Benefit Plans

       In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees through a plan sponsored by TIGI. Retirees may elect certain prepaid health care benefit plans. Life insurance benefits are generally set at a fixed amount. Beginning January 1, 1996, these plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. The cost recognized by the Company for these benefits represents its allocated share of the total costs of the plan, net of retiree contributions. The Company's share of the total cost of the plan for 1996, 1995 and 1994 was not significant.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



8.     BENEFIT PLANS, Continued

       Savings, Investment and Stock Ownership Plan

       Under the savings, investment and stock ownership plan available to substantially all employees of TIGI, the Company matches a portion of employee contributions. Effective April 1, 1993, the match decreased from 100% to 50% of an employee's first 5% contribution and a variable match based on the profitability of TIGI and its subsidiaries was added through December 31, 1995. Effective January 1, 1996, the match remained at 50% of an employee's first 5% contribution with a maximum of $1,000. Effective January 1, 1997, employee contributions will be matched with Travelers Group stock options. The Company's expense was not significant for 1996, 1995 or 1994.

9.     RELATED PARTY TRANSACTIONS

       The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI, including the Company, are handled by TIC. Settlements for these functions between TIC and its affiliates are made regularly. TIC provides various employee benefit coverages to certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are provided by affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

       TIGI and its subsidiaries maintain a short-term investment pool in which the Company participates. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1996 and 1995, the pool totaled approximately $2.9 billion and $2.2 billion, respectively. The Company's share of the pool amounted to $68.2 million and $49.5 million at December 31, 1996 and 1995, respectively, and is included in short-term securities in the balance sheet.

       The Company's TTM Modified Guaranteed Annuity Contracts are subject to a limited guarantee agreement by TIC in a principal amount of up to $250 million. TIC's obligation is to pay in full to any owner or beneficiary of the TTM Modified Guaranteed Annuity Contracts principal and interest as and when due under the annuity contract to the extent that the Company fails to make such payment. In addition, TIC guarantees that the Company will maintain a minimum statutory capital and surplus level.

       The Company sells structured settlement annuities to an affiliate, Travelers Property Casualty Corp., (TAP), formerly Travelers/Aetna Property Casualty Corp. Such deposits were $36.9 million, $36.6 million and $37.6 million for 1996, 1995 and 1994, respectively.

       The Company began marketing variable annuity products through its affiliate, Smith Barney, Inc., in 1995. Deposits related to these products were $300.0 million and $20.5 million in 1996 and 1995, respectively.

       Most leasing functions for TIGI and its subsidiaries are handled by TAP. Rent expense related to these leases are shared by the companies on a cost allocation method based generally on estimated usage by department. The company's rent expense was insignificant in 1996, 1995 and 1994.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



10.    FEDERAL INCOME TAXES


       (in thousands)                                      1996           1995                1994
       --------------------------------------------------------------------------------------------
       Effective tax rate

       Income before federal income taxes              $ 39,582        $43,436             $27,865
       Statutory tax rate                                    35%            35%                 35%
       -------------------------------------------------------------------------------------------

       Expected federal income taxes                   $ 13,854        $15,203             $ 9,753
       Tax effect of:
          Nontaxable investment income                      (15)           (13)                (90)
          Adjustments to benefit and other reserves           -              -                (117)
          Other, net                                        (48)          (671)                 (6)
       --------------------------------------------------------------------------------------------
       Federal income taxes                            $ 13,791        $14,519             $ 9,540
       --------------------------------------------------------------------------------------------

       Effective tax rate                                    35%            33%                 34%
       -------------------------------------------------------------------------------------------

       Composition of federal income taxes

       Current:
          United States                                $ 29,435        $ 2,555             $ 4,742
          Foreign                                            21              -                   -
       --------------------------------------------------------------------------------------------
       Total                                             29,456          2,555                4,742
       --------------------------------------------------------------------------------------------

       Deferred:
          United States                                 (15,665)        11,964                4,798
       --------------------------------------------------------------------------------------------
       Federal income taxes                            $ 13,791        $14,519             $  9,540
       --------------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



10.    FEDERAL INCOME TAXES, Continued

       The net deferred tax assets at December 31, 1996 and 1995 were comprised of the tax effects of temporary differences related to the following assets and liabilities:


       (in thousands)                                                           1996         1995
       ------------------------------------------------------------------------------------------
       Deferred tax assets:
         Benefit, reinsurance and other reserves                             $79,484    $  67,104
         Other                                                                 3,043        2,570
       ------------------------------------------------------------------------------------------
           Total                                                              82,527       69,674
       ------------------------------------------------------------------------------------------

       Deferred tax liabilities:
         Investments, Net                                                     12,113       19,625
         Deferred acquisition costs and
           value of insurance in force                                        10,066        6,285
         Other                                                                   662          536
       ------------------------------------------------------------------------------------------
          Total                                                               22,841       26,446
       ------------------------------------------------------------------------------------------

       Net deferred tax asset before valuation allowance                      59,686       43,228
       Valuation allowance for deferred tax assets                            (2,070)      (2,070)
       ------------------------------------------------------------------------------------------

       Net deferred tax asset after valuation allowance                      $57,616      $41,158
       ------------------------------------------------------------------------------------------

       Starting in 1994 and continuing for at least five years, TIC and its life insurance subsidiaries, including the Company, will file a consolidated federal income tax return. Federal income taxes are allocated to each member on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to TIC. Any credits for losses will be paid by TIC to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

       A net deferred tax asset valuation allowance of $2.1 million has been established to reduce the deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and the consolidated federal income tax return of Travelers Group commencing in 1999, or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1996. The initial recognition of any benefit provided by the reversal of the valuation allowance will be recognized by reducing goodwill.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



10.    FEDERAL INCOME TAXES, Continued

       In management's judgment, the $57.6 million "net deferred tax asset after valuation allowance" as of December 31, 1996, is fully recoverable against expected future years' taxable ordinary income and capital gains. At December 31, 1996, the Company has no ordinary or capital loss carryforwards.

       The "policyholders surplus account", which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $2.0 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) would be approximately $700 thousand.

11.    NET INVESTMENT INCOME

       (For the year ended December 31, in thousands)          1996         1995          1994
       ---------------------------------------------------------------------------------------
       Gross investment income

       Fixed maturities                                     $54,029      $49,486       $44,354
       Equity securities                                        411          497           827
       Mortgage loans                                        15,491       11,644        17,178
       Real estate held for sale                              3,480        2,476         6,299
       Other                                                 19,770        2,552         4,480
       ---------------------------------------------------------------------------------------
                                                             93,181       66,655        73,138
       ---------------------------------------------------------------------------------------

       Investment expenses                                    4,141        3,446         7,045
       ---------------------------------------------------------------------------------------
       Net investment income                                $89,040      $63,209       $66,093
       ---------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



12.    INVESTMENTS AND INVESTMENT GAINS (LOSSES)

       Realized investment gains (losses) for the periods were as follows:


       (For the year ended December 31, in thousands)            1996         1995          1994
       -----------------------------------------------------------------------------------------
       Realized

       Fixed maturities                                      $(11,491)     $(4,240)      $  (908)
       Equity securities                                        4,613        6,138         1,675
       Mortgage loans                                           1,979          725            36
       Real estate held for sale                                  (73)         (35)            -
       Other                                                   (4,641)      16,125        (2,877)
       -----------------------------------------------------------------------------------------
       Realized investment gains (losses)                    $ (9,613)     $18,713       $(2,074)
       -----------------------------------------------------------------------------------------


       Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follows:


       (For the year ended December 31, in thousands)           1996          1995           1994
       ------------------------------------------------------------------------------------------
       Unrealized
       Fixed maturities                                     $(23,953)     $111,551       $(65,205)
       Equity securities                                        (746)        1,834            (27)
       Other                                                  22,431         4,390            (28)
       ------------------------------------------------------------------------------------------
                                                              (2,268)      117,775        (65,260)
       Related taxes                                            (794)       41,221        (22,841)
       ------------------------------------------------------------------------------------------
       Change in unrealized investment gains (losses)         (1,474)       76,554        (42,419)
       Balance beginning of year                              35,330       (41,224)         1,195
       ------------------------------------------------------------------------------------------
       Balance end of year                                  $ 33,856      $ 35,330       $(41,224)
       ------------------------------------------------------------------------------------------


       Fixed Maturities

       Proceeds from sales of fixed maturities classified as available for sale were $979.0 million and $460.0 million in 1996 and 1995, respectively. Gross gains of $8.4 million and $7.9 million and gross losses of $19.9 million and $10.3 million in 1996 and 1995, respectively, were realized on those sales.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



12.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued


       The amortized cost and fair values of investments in fixed maturities were as follows:

       December 31, 1996
       ----------------------------------------------------------------------------------------------------
                                                                    Gross           Gross
                                               Amortized       unrealized      unrealized              Fair
       (in thousands)                               cost            gains          losses             value
       ----------------------------------------------------------------------------------------------------
       Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                         $ 88,138          $ 1,637          $  629          $ 89,146
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                     115,059           10,371              61           125,369
          Obligations of states and
             political subdivisions                3,500              255              --             3,755
          Debt securities issued
             by foreign governments               56,097            1,473           1,269            56,301
          All other corporate bonds              409,294           13,862           3,277           419,879
          Redeemable preferred stock                  85               --              --                85
       ----------------------------------------------------------------------------------------------------
          Total                                 $672,173          $27,598          $5,236          $694,535
       ----------------------------------------------------------------------------------------------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



12.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued


       December 31, 1995
       ------------------------------------------------------------------------------------------
                                                                Gross        Gross
                                              Amortized    unrealized   unrealized           Fair
       (in thousands)                              cost         gains       losses          value
       ------------------------------------------------------------------------------------------
       Available for sale:
          Mortgage-backed securities -
             CMOs and pass through
             securities                        $ 89,044       $ 2,545       $  378       $ 91,211
          U.S. Treasury securities
             and obligations of U.S.
             Government and
             government agencies
             and authorities                    160,988        24,267            1        185,254
          Obligations of states and
             political subdivisions               3,500           499            -          3,999
          All other corporate bonds             424,676        21,576        2,162        444,090
          Redeemable preferred stock                 85             -            -             85
       ------------------------------------------------------------------------------------------
          Total                                $678,293       $48,887       $2,541       $724,639
       ------------------------------------------------------------------------------------------

       The amortized cost and fair value of fixed maturities available for sale at December 31, 1996, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

       Maturity                                         Amortized           Fair
       (in thousands)                                        cost          value
       -------------------------------------------------------------------------
       Due in one year or less                           $ 11,184       $ 11,204
       Due after 1 year through 5 years                    50,397         50,366
       Due after 5 years through 10 years                 169,634        173,049
       Due after 10 years                                 352,820        370,770
       -------------------------------------------------------------------------
                                                          584,035        605,389
       Mortgage-backed securities                          88,138         89,146
       -------------------------------------------------------------------------
          Total                                          $672,173       $694,535
       -------------------------------------------------------------------------

       The Company makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



12.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       At December 31, 1996 and 1995, the Company held CMOs with a market value of $67.7 million and $68.6 million, respectively. The Company's CMO holdings are 100% and approximately 94% collateralized by GNMA, FNMA or FHLMC securities at December 31, 1996 and 1995, respectively.

       Equity Securities

       The cost and market values of investments in equity securities were as follows:

       December 31, 1996
       ----------------------------------------------------------------------------------------------------
                                                                 Gross             Gross
                                                            unrealized        unrealized               Fair
       (in thousands)                            Cost            gains            losses              value
       -----------------------------------------------------------------------------------------------------
       Common stocks                           $1,630           $2,845               $83             $4,392
       Nonredeemable preferred stocks           5,024              138                 -              5,162
       ----------------------------------------------------------------------------------------------------
         Total                                 $6,654           $2,983               $83             $9,554
       ----------------------------------------------------------------------------------------------------



       December 31, 1995
       ----------------------------------------------------------------------------------------------------
                                                                  Gross            Gross
                                                             unrealized       unrealized               Fair
       (in thousands)                            Cost             gains           losses              value
       ----------------------------------------------------------------------------------------------------
       Common stocks                           $3,310            $3,374             $ 68            $ 6,616
       Nonredeemable preferred stocks           6,143               340                -              6,483
       ----------------------------------------------------------------------------------------------------
         Total                                 $9,453            $3,714             $ 68            $13,099
       ----------------------------------------------------------------------------------------------------


       Proceeds from sales of equity securities were $12.8 million and $11.8 million in 1996 and 1995, respectively. Gross gains of $4.7 million and $4.9 million and gross losses of $155 thousand and $474 thousand in 1996 and 1995, respectively, were realized on those sales.

       Real estate held for sale and mortgage loans

       Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



12.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       At December 31, 1996 and 1995, the Company's real estate held for sale and mortgage loan portfolios consisted of the following:

       (in thousands)                                           1996          1995
       ---------------------------------------------------------------------------
       Current mortgage loans                               $ 90,394      $108,142
       Underperforming mortgage loans                            148        17,671
       ---------------------------------------------------------------------------
              Total                                           90,542       125,813
       ---------------------------------------------------------------------------

       Real estate held for sale                              10,111         8,995
       ---------------------------------------------------------------------------
              Total                                         $100,653      $134,808
       ---------------------------------------------------------------------------


       Aggregate annual maturities on mortgage loans at December 31, 1996 are as follows:

       (in thousands)
       ---------------------------------------------------
       Past maturity                               $ 1,677
       1997                                          5,662
       1998                                            316
       1999                                          5,088
       2000                                          5,734
       2001                                          5,678
       Thereafter                                   66,387
       ---------------------------------------------------
          Total                                    $90,542
       ---------------------------------------------------

       Concentrations

       At December 31, 1996 the Company had investments of $75.1 million in the State of Israel and $40.6 million in Merrill Lynch Trust Series 45. In 1995, the Company had no concentration of credit risk in a single investee exceeding 10% of shareholder's equity.

       The Company participates in a short-term investment pool maintained by an affiliate. See Note 9.

       Included in fixed maturities are below investment grade assets totaling $40.7 million and $59.0 million at December 31, 1996 and 1995, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



12.    INVESTMENTS AND INVESTMENT GAINS (LOSSES), Continued

       The Company also had concentrations of investments, primarily fixed maturities, in the following industries:

       (in thousands)                                                            1996        1995
       ------------------------------------------------------------------------------------------
       Foreign governments                                                   $108,850     $     -
       Finance                                                                 90,222      25,853
       Transportation                                                          86,819      44,118
       ------------------------------------------------------------------------------------------

       Below investment grade assets included in the totals of the previous table were as follows:

       (in thousands)                                                          1996        1995
       ----------------------------------------------------------------------------------------
       Foreign governments                                                   $6,567     $     -
       Finance                                                                2,386         451
       Transportation                                                           776      18,648
       ----------------------------------------------------------------------------------------


       Concentrations of mortgage loans by property type at December 31, 1996 and 1995 were as follows:

       (in thousands)                                                           1996        1995
       -----------------------------------------------------------------------------------------
       Agricultural                                                          $33,501     $29,820
       Office                                                                 22,533      32,024
       Retail                                                                 20,024      27,870
       -----------------------------------------------------------------------------------------


       The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

       Non-Income Producing Investments

       Investments included in the balance sheets that were non-income producing for the preceding 12 months were insignificant.

       Restructured Investments

       The Company had mortgage loan and debt securities which were restructured at below market terms totaling approximately $1.0 million and $17.7 million at December 31, 1996 and 1995, respectively. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such assets was insignificant in 1996 and amounted to $4.9 million in 1995. Interest on these assets, included in net investment income, was insignificant in 1996 and amounted to $2.0 million in 1995.

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                    NOTES TO FINANCIAL STATEMENTS, Continued



13.    LIFE AND ANNUITY DEPOSIT FUNDS AND RESERVES

       At December 31, 1996, the Company had $740.6 million of life and annuity deposit funds and reserves. Of that total, $659.0 million were not subject to discretionary withdrawal based on contract terms. The remaining $81.6 million were life and annuity products that were subject to discretionary withdrawal by the contractholders. Included in the amount that is subject to discretionary withdrawal were $50.4 million of liabilities that are surrenderable with market value adjustments. An additional $31.2 million of the life insurance and individual annuity liabilities are subject to discretionary withdrawals with an average surrender charge of 6.7%. The life insurance risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.

14. RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

       The following table reconciles net income to net cash provided by (used in) operating activities:

       (For the year ended December 31, in thousands)                       1996             1995              1994
       ------------------------------------------------------------------------------------------------------------
       Net income from continuing operations                            $ 25,791         $ 28,917          $ 18,325
         Adjustments to reconcile net income to
             cash provided by operating activities
           Realized (gains) losses                                         9,613          (18,713)            2,074
           Deferred federal income taxes                                 (15,665)          11,964             4,798
           Amortization of deferred policy acquisition
              costs and value of insurance in force                        3,286            1,563                 -
           Additions to deferred policy acquisition costs                (20,753)          (3,109)          (21,014)
           Investment income accrued                                       1,308             (819)            1,085
           Premium balances receivable                                    (3,561)          (2,277)                -
           Insurance reserves and accrued expenses                       (16,459)         (20,081)          (16,062)
           Other                                                         (13,419)         (46,076)           18,371
       ------------------------------------------------------------------------------------------------------------

           Net cash provided by (used in) operating activities          $(29,859)        $(48,631)         $  7,577
       ------------------------------------------------------------------------------------------------------------

15.    NONCASH INVESTING AND FINANCING ACTIVITIES

       Significant noncash investing and financing activities include: a) the transfer of $2.6 million of real estate held for sale and mortgage loans from one of the Company's separate accounts to the general account in 1995, b) acquisition of real estate through foreclosures of mortgage loans amounting to $1.1 million, $0 and $10.3 million in 1996, 1995 and 1994, respectively.

                             Travelers Index Annuity

                       STATEMENT OF ADDITIONAL INFORMATION













                      Individual Variable Annuity Contract
                                    issued by





                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183















L-12253S                                                            ______, 1997

                                    PART C

                               Other Information


Item 24.  Financial Statements and Exhibits

     (a)     The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

             The financial statements of The Travelers Life and Annuity Company and the report of Independent
             Accountants, are contained in the Statement of Additional Information.  The consolidated financial statements of The Travelers Life and Annuity Company include:

             Statements of Income and Retained Earnings for the years ended December 31, 1996,
                  1995 and 1994
             Balance Sheets as of December 31, 1996 and 1995
             Statements of Cash Flows for the years ended December 31, 1996, 1995 and
                  1994
             Notes to Financial Statements


(b)          Exhibits

      1.     Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant.  (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4,
             filed May 23, 1997.)

      2.     Not Applicable.

   3(a).     Form of Distribution and Management Agreement among the Registrant, The Travelers Life and Annuity Company and Tower Square Securities, Inc.  (Incorporated herein by reference to Exhibit 3(a) to the Registration
             Statement on Form N-4, filed May 23, 1997.)

   3(b).     Form of Selling Agreement  (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, filed May 23, 1997.)

      4.     Variable Annuity Contract.  (Incorporated herein by reference to Exhibit 4 to the
             Registration Statement on Form N-4, filed May 23, 1997.)

      5.     Application.

   6(a).     Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990.  (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on
             March 17, 1995.)

   6(b).     By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994.  (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on
             March 17, 1995.)

      9.     Opinion of Counsel as to the legality of securities being registered.  (Incorporated herein by reference to
             Exhibit 9 to the Registration Statement on Form N-4, filed May 23, 1997.)

  10(a).     Consent of KPMG Peat Marwick LLP, Independent Certified Public Accountants.

     13.     Computation of Total Return Calculations - Standardized and Non-Standardized.

  15(a).     Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter,
             Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill.
             (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23,
             1997.)

Item 25.  Directors and Officers of the Depositor

Name and Principal                                   Positions and Offices
Business Address                                     with Insurance Company
----------------                                     ----------------------

Michael A. Carpenter*                                Director, Chairman of the Board
                                                     President and Chief Executive Officer
Jay S. Benet*                                        Director and Senior Vice President
George C. Kokulis*                                   Director and Senior Vice President
Robert I. Lipp*                                      Director
Ian R. Stuart*                                       Director, Senior Vice President,
                                                     Chief Financial Officer, Chief
                                                     Accounting Officer and Controller
Katherine M. Sullivan*                               Director and Senior Vice President
                                                     and General Counsel
Marc P. Weill**                                      Director and Senior Vice President
Stuart Baritz**                                      Senior Vice President
Elizabeth C. Georgakopoulos*                         Senior Vice President
Barry Jacobson*                                      Senior Vice President
Russell H. Johnson*                                  Senior Vice President
Warren H. May*                                       Senior Vice President
Christine M. Modie*                                  Senior Vice President
David A. Tyson*                                      Senior Vice President
F. Denney Voss*                                      Senior Vice President
Paula Burton*                                        Vice President
William Hogan*                                       Vice President and Actuary
Donald R. Munson, Jr.*                               Second Vice President
Ernest J. Wright*                                    Vice President and Secretary
Kathleen A. McGah*                                   Assistant Secretary and Counsel

     Principal Business Address:
*    The Travelers Life and Annuity Company             **  Travelers Group Inc.
     One Tower Square                                       388 Greenwich Street
     Hartford, CT  06183                                    New York, N.Y. 10013

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

               OWNERSHIP OF THE TRAVELERS LIFE AND ANNUITY COMPANY

Company                                                          State of Organization   Ownership        Principal Business
-------                                                          ---------------------   ---------        ------------------
Travelers Group Inc.                                               Delaware              Publicly Held
    Associated Madison Companies Inc.                              Delaware              100.00           ================
        PFS Services Inc.                                          Georgia               100.00
            The Travelers Insurance Group, Inc.                    Connecticut           100.00           ================
                The Travelers Insurance Company                    Connecticut           100.00           Insurance
                     The Travelers Life and Annuity Company        Connecticut           100.00           Insurance


               PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
                     THE TRAVELERS LIFE AND ANNUITY COMPANY

                                                                                        % of Voting
                                                                                         Securities
                                                                  State of            Owned Directly
                                                                  Organization       or Indirectly by    Principal Business
                                                                  ------------      The Travelers Inc.   ------------------
                                                                                    ------------------
AC Health Ventures, Inc.                                          Delaware                100.00         Inactive
     AMCO Biotech, Inc.                                           Delaware                100.00         Inactive
     Associated Madison Companies, Inc.                           Delaware                100.00         Holding company.
          American National Life Insurance (T & C), Ltd.          Nevis                   100.00         Insurance
          ERISA Corporation                                       New York                100.00         Inactive
          Mid-America Insurance Services, Inc.                    Georgia                 100.00         Third party administrator
          National Marketing Corporation                          Pennsylvania            100.00         Inactive
          PFS Services, Inc.                                      Georgia                 100.00         General partner and holding
                                                                                                         company
               The Travelers Insurance Group Inc.                 Connecticut             100.00         Holding company


                                                                        07/21/97

                                                                                        % of Voting
                                                                                         Securities
                                                                  State of            Owned Directly
                                                                  Organization       or Indirectly by      Principal Business
                                                                  ------------      The Travelers Inc.     ------------------
                                                                                    ------------------
Constitution Plaza, Inc.                                           Connecticut             100.00          Real estate brokerage
KP Properties Corporation                                          Massachusetts           100.00          Real estate
KPI 85, Inc.                                                       Massachusetts           100.00          Real estate
KRA Advisers Corporation                                           Massachusetts           100.00          Real estate
KRP Corporation                                                    Massachusetts           100.00          Real estate
La Metropole S.A.                                                  Belgium                  98.83          P-C insurance/reinsurance
The Prospect Company                                               Delaware                100.00          Investments
     89th & York Avenue Corporation                                New York                100.00          Real estate
     979 Third Avenue Corporation                                  Delaware                100.00          Real estate
     Meadow Lane, Inc.                                             Georgia                 100.00          Real estate development
     Panther Valley, Inc.                                          New Jersey              100.00          Real estate management
     Prospect Management Services Company                          Delaware                100.00          Real estate management
     The Travelers Asset Funding Corporation                       Connecticut             100.00          Investment adviser
          Travelers Capital Funding Corporation                    Connecticut             100.00          Furniture/equipment
The Travelers Insurance Company                                    Connecticut             100.00          Insurance
     Applied Expert Systems Inc.                                   Massachusetts            23.40          EDP Software
     The Plaza Corporation                                         Connecticut             100.00          Holding company
          The Copeland Companies (Holding Company)                 New Jersey              100.00          Holding company
               American Odyssey Funds Management, Inc.             New Jersey              100.00          Investment advisor
                    American Odyssey Funds, Inc.                   Maryland                100.00          Investment management
               Copeland Associates, Inc.                           Delaware                100.00          Fixed/variable annuities
                    Copeland Associates Agency of Ohio, Inc.       Ohio                     99.00          Fixed/variable annuities
                    Copeland Associates of Alabama, Inc.           Alabama                 100.00          Fixed/variable annuities
                    Copeland Associates of Montana, Inc.           Montana                 100.00          Fixed/variable annuities
                    Copeland Associates of Nevada, Inc.            Nevada                  100.00          Insurance
                    Copeland Benefits Management Company           New Jersey               51.00          Investment marketing
                    Copeland Equities, Inc.                        New Jersey              100.00          Fixed/variable annuities
                    Donald F. Smith & Associates                   New Jersey              100.00          Insurance agency
                    Donald F. Smith Insurance Benefit Services,    Massachusetts           100.00          Insurance agent
                    Inc.
                    H.C. Copeland Associates, Inc. of              Massachusetts           100.00          Fixed annuities
                    Massachusetts

                                                                                       % of Voting
                                                                                        Securities
                                                                  State of           Owned Directly
                                                                  Organization      or Indirectly by      Principal Business
                                                                  ------------     The Travelers Inc.     ------------------
                                                                                   ------------------
                     Smith Annuity Services, Inc.                   New Jersey          100.00          Broker dealer
                Copeland Financial Services, Inc.                   New Jersey          100.00          Investment advisory services
                Copeland Mortgage Services, Inc.                    New Jersey          100.00          Mortgage services
                H.C. Copeland and Associates, Inc. of Texas         Texas               100.00          Fixed/variable annuities
           Three Parkway Inc. - I                                   Pennsylvania        100.00          Investment real estate
           Three Parkway Inc. - II                                  Pennsylvania        100.00          Investment real estate
           Three Parkway Inc. - III                                 Pennsylvania        100.00          Investment real estate
           Tower Square Securities, Inc.                            Connecticut         100.00          Broker dealer
           Travelers Asset Management International Corporation     New York            100.00          Investment adviser
           Travelers Distribution Company                           Delaware            100.00          Broker dealer
           Travelers Investment Adviser, Inc.                       Delaware            100.00          Investment advisor
           Travelers/Net Plus Insurance Agency, Inc.                Massachusetts       100.00          Insurance agency
           Travelers/Net Plus, Inc.                                 Connecticut         100.00          Insurance agency
                Travelers/Net Plus Agency of Ohio, Inc.             Ohio                100.00          Insurance agency
      The Travelers Life and Annuity Company                        Connecticut         100.00          Life insurance
      Travelers Group Investment Management, LLC                    Delaware             50.00          Investment advisor
      Travelers Insurance Holdings Inc.                             Georgia             100.00          Holding company
           AC RE, Ltd.                                              Bermuda             100.00          Reinsurance
           American Financial Life Insurance Company                Texas               100.00          Insurance
           Primerica Life Insurance Company                         Massachusetts       100.00          Life insurance
                National Benefit Life Insurance Company             New York            100.00          Insurance
                Primerica Financial Services (Canada) Ltd.          Canada              100.00          Holding company
                     PFSL Investments Canada Ltd.                   Canada              100.00          Mutual fund dealer
                     Primerica Financial Services Ltd.              Canada               82.82          General agent
                     Primerica Life Insurance Company of Canada     Canada              100.00          Life insurance
 The Travelers Insurance Corporation Proprietary Limited            Australia           100.00          Inactive
 Travelers Canada Corporation                                       Canada              100.00          Inactive
 Travelers Mortgage Securities Corporation                          Delaware            100.00          Collateralized obligations
 Travelers Property Casualty Corp.                                  Delaware             82.00          Holding company
      The Standard Fire Insurance Company                           Connecticut         100.00          Insurance company

                                                                                       % of Voting
                                                                                        Securities
                                                                  State of           Owned Directly
                                                                  Organization      or Indirectly by      Principal Business
                                                                  ------------     The Travelers Inc.     ------------------
                                                                                   ------------------
           AE Properties, Inc.                                      California              100.00          Insurance
           Community Rehabilitation Investment Corporation          Connecticut             100.00          Investment services
           The Automobile Insurance Company of Hartford,            Connecticut             100.00          Insurance company
           Connecticut
                TravCal Secure Insurance Company                    California              100.00          Auto insurance
                     TravCal Indemnity Company                      California              100.00          Auto insurance
                Travelers Personal Security Insurance Company       Connecticut             100.00          Insurance company
                Travelers Property Casualty Insurance Company       Connecticut             100.00          Insurance company
                Travelers Property Casualty Insurance Company of    Illinois                100.00          Insurance company
                Illinois
           The Travelers Indemnity Company                          Connecticut             100.00          P-C insurance
                Commercial Insurance Resources, Inc.                Delaware                100.00          Holding company
                     Gulf Insurance Company                         Missouri                100.00          P-C insurance
                          Atlantic Insurance Company                Texas                   100.00          P-C insurance
                          Gulf Group Lloyds                         Texas                    0.00           P-C insurance
                          Gulf Risk Services, Inc.                  Delaware                100.00          Claims/risk management
                          Gulf Underwriters Insurance Company       Missouri                100.00          P-C ins/surplus lines
                          Select Insurance Company                  Texas                   100.00          P-C insurance
                Countersignature Agency, Inc.                       Florida                 100.00          Countersign ins policies
                First Floridian Auto and Home Insurance Company     Florida                 100.00          Insurance company
                First Trenton Indemnity Company                     New Jersey              100.00          P-C insurance
                     Red Oak Insurance Company                      New Jersey              100.00          Insurance company
                Laramia Insurance Agency, Inc.                      North Carolina          100.00          Flood insurance
                Secure Affinity Agency, Inc.                        Delaware                100.00          P-C insurance agency
                The Charter Oak Fire Insurance Company              Connecticut             100.00          P-C insurance
                The Parker Realty and Insurance Agency, Inc.        Vermont                  58.00          Real estate
                The Phoenix Insurance Company                       Connecticut             100.00          P-C insurance
                     Constitution State Service Company             Montana                 100.00          Service company
                     The Travelers Indemnity Company of America     Georgia                 100.00          P-C insurance
                     The Travelers Indemnity Company of Connecticut Connecticut             100.00          Insurance
                     The Travelers Indemnity Company of Illinois    Illinois                100.00          P-C insurance
                The Premier Insurance Company of Massachusetts      Massachusetts           100.00          Insurance

                                                                               % of Voting
                                                                                Securities
                                                          State of           Owned Directly
                                                          Organization      or Indirectly by      Principal Business
                                                          ------------     The Travelers Inc.     ------------------
                                                                           ------------------
      The Travelers Home and Marine Insurance Company      Indiana                 100.00          P-C insurance
      The Travelers Indemnity Company of Missouri          Missouri                100.00          P-C insurance
      The Travelers Lloyds Insurance Company               Texas                   100.00          Non-life insurance
      The Travelers Marine Corporation                     California              100.00          General insurance brokerage
      TI Home Mortgage Brokerage, Inc.                     Delaware                100.00          Mortgage brokerage services
      TravCo Insurance Company                             Indiana                 100.00          P-C insurance
      Travelers Bond Investments, Inc.                     Connecticut             100.00          Bond investments
      Travelers General Agency of Hawaii, Inc.             Hawaii                  100.00          Insurance agency
      Travelers Medical Management Services Inc.           Delaware                100.00          Managed care
      Travelers Specialty Property Casualty Company, Inc.  Connecticut             100.00          Insurance management
    Travelers Casualty and Surety Company                  Connecticut             100.00          Insurance company
      AE Development Group, Inc.                           Connecticut             100.00          Insurance
      Aetna Casualty & Surety Company of Canada            Canada                  100.00          Insurance company
      Aetna Information Services Inc.                      Connecticut              50.00          Insurance
      Aetna National Accounts U.K. Limited                 United Kingdom          100.00          Insurance company
      Charter Oak Services Corporation                     New York                100.00          Insurance
      Farmington Casualty Company                          Connecticut             100.00          Insurance company
      Farmington Management, Inc.                          Connecticut             100.00          Management services
      Travelers Casualty and Surety Company of America     Connecticut             100.00          Insurance company
      Travelers Casualty and Surety Company of Illinois    Illinois                100.00          Insurance company
      Travelers Casualty Company of Connecticut            Connecticut             100.00          Insurance company
      Travelers Commercial Insurance Company               Connecticut             100.00          Insurance company
      Travelers Excess and Surplus Lines Company           Connecticut             100.00          Insurance Company
      Travelers Lloyds of Texas Insurance Company          Texas                   100.00          Insurance company
      Urban Diversified Properties, Inc.                   Connecticut             100.00          Insurance
Primerica Client Services, Inc.                            Delaware                100.00          Discount purchase club
Primerica Convention Services, Inc.                        Georgia                 100.00          Convention planner
Primerica Finance Corporation                              Delaware                100.00          Holding company
     PFS Distributors, Inc.                                Georgia                 100.00          General partner
     PFS Investments Inc.                                  Georgia                 100.00          Broker dealer

                                                                                                          % of Voting
                                                                                                           Securities
                                                                                  State of                Owned Directly
                                                                                Organization             or Indirectly by
                                                                                ------------             The Travelers Inc.
                                                                                                         ------------------
          PFS T.A., Inc.                                                          Delaware                100.00
     Primerica Financial Services Home Mortgages, Inc.                            Georgia                 100.00
     Primerica Financial Services, Inc.                                           Nevada                  100.00
          Primerica Financial Services Agency of New York, Inc.                   New York                100.00
          Primerica Financial Services Insurance Marketing of Connecticut, Inc.   Connecticut             100.00
          Primerica Financial Services Insurance Marketing of Idaho, Inc.         Idaho                   100.00
          Primerica Financial Services Insurance Marketing of Nevada, Inc.        Nevada                  100.00
          Primerica Financial Services Insurance Marketing of Pennsylvania, Inc.  Pennsylvania            100.00
          Primerica Financial Services Insurance Marketing of the Virgin          United States Virgin
          Islands, Inc.                                                           Islands                 100.00
          Primerica Financial Services Insurance Marketing of Wyoming, Inc.       Wyoming                 100.00
          Primerica Financial Services Insurance Marketing, Inc.                  Delaware                100.00
          Primerica Financial Services of Alabama, Inc.                           Alabama                 100.00
          Primerica Financial Services of Arizona, Inc.                           Arizona                 100.00
          Primerica Financial Services of Kentucky Inc.                           Kentucky                100.00
          Primerica Financial Services of New Mexico, Inc.                        New Mexico              100.00
          Primerica Insurance Agency of Massachusetts, Inc.                       Massachusetts           100.00
          Primerica Insurance Marketing Services of Puerto Rico, Inc.             Puerto Rico             100.00
          Primerica Insurance Services of Louisiana, Inc.                         Louisiana               100.00
          Primerica Insurance Services of Maryland, Inc.                          Maryland                100.00
     Primerica Services, Inc.                                                     Georgia                 100.00
     RCM Acquisition Inc.                                                         Delaware                100.00
     SCN Acquisitions Company                                                     Delaware                100.00
     SL&H Reinsurance, Ltd.                                                       Nevis                   100.00
          Southwest Service Agreements, Inc.                                      North Carolina          100.00
     Southwest Warranty Corporation                                               Florida                 100.00
Berg Associates                                                                   New Jersey              100.00
CCC Holdings, Inc.                                                                Delaware                100.00
     Commercial Credit Company                                                    Delaware                100.00
          American Health and Life Insurance Company                              Maryland                100.00
          Brookstone Insurance Company                                            Vermont                 100.00



                                                                                     Principal Business
                                                                                     ------------------
          PFS T.A., Inc.                                                             Joint venture partner
     Primerica Financial Services Home Mortgages, Inc.                               Mortgage loan broker
     Primerica Financial Services, Inc.                                              General agency
          Primerica Financial Services Agency of New York, Inc.                      General agency licensing
          Primerica Financial Services Insurance Marketing of Connecticut, Inc.      General agency licensing
          Primerica Financial Services Insurance Marketing of Idaho, Inc.            General agency licensing
          Primerica Financial Services Insurance Marketing of Nevada, Inc.           General agency licensing
          Primerica Financial Services Insurance Marketing of Pennsylvania, Inc.     General agency licensing
          Primerica Financial Services Insurance Marketing of the Virgin
          Islands, Inc.                                                              General agency licensing
          Primerica Financial Services Insurance Marketing of Wyoming, Inc.          General agency licensing
          Primerica Financial Services Insurance Marketing, Inc.                     General agency licensing
          Primerica Financial Services of Alabama, Inc.                              General agency licensing
          Primerica Financial Services of Arizona, Inc.                              General agency licensing
          Primerica Financial Services of Kentucky Inc.                              General agency licensing
          Primerica Financial Services of New Mexico, Inc.                           General agency licensing
          Primerica Insurance Agency of Massachusetts, Inc.                          General agency licensing
          Primerica Insurance Marketing Services of Puerto Rico, Inc.                Insurance agency
          Primerica Insurance Services of Louisiana, Inc.                            General agency licensing
          Primerica Insurance Services of Maryland, Inc.                             General agency licensing
     Primerica Services, Inc.                                                        Print operations
     RCM Acquisition Inc.                                                            Investments
     SCN Acquisitions Company                                                        Investments
     SL&H Reinsurance, Ltd.                                                          Reinsurance
          Southwest Service Agreements, Inc.                                         Warranty/service agreements
     Southwest Warranty Corporation                                                  Extended automobile warranty
Berg Associates                                                                      Inactive
CCC Holdings, Inc.                                                                   Holding company
     Commercial Credit Company                                                       Holding company.
          American Health and Life Insurance Company                                 LH&A Insurance
          Brookstone Insurance Company                                               Insurance managers

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                      Organization      or Indirectly by
                                                                      ------------      The Travelers Inc.    Principal Business
                                                                                        ------------------    ------------------
CC Finance Company, Inc.                                                New York              100.00          Consumer lending
CC Financial Services, Inc.                                             Hawaii                100.00          Consumer lending
CCC Fairways, Inc.                                                      Delaware              100.00          Investment company
Chesapeake Appraisal and Settlement Services Inc.                       Maryland              100.00          Appraisal/title
     Chesapeake Appraisal and Settlement Services Agency of Ohio Inc.   Ohio                  100.00          Appraisal/Title
City Loan Financial Services, Inc.                                      Ohio                  100.00          Direct loan
City Loan Financial, Inc.                                               Ohio                  100.00          Consumer finance
Commercial Credit Banking Corporation                                   Oregon                100.00          Consumer finance
Commercial Credit Consumer Services, Inc.                               Minnesota             100.00          Consumer finance
Commercial Credit Corporation (Hawaii)                                  Hawaii                100.00          Financial services
Commercial Credit Corporation (AL)                                      Alabama               100.00          Consumer finance
Commercial Credit Corporation (CA)                                      California            100.00          Consumer finance
Commercial Credit Corporation (IA)                                      Iowa                  100.00          Consumer finance
     Commercial Credit of Alabama, Inc.                                 Delaware              100.00          Consumer lending
     Commercial Credit of Mississippi, Inc.                             Delaware              100.00          Consumer finance
Commercial Credit Corporation (KY)                                      Kentucky              100.00          Consumer finance
     Certified Insurance Agency, Inc.                                   Kentucky              100.00          Insurance agency
     Commercial Credit Investment, Inc.                                 Kentucky              100.00          Investment company
     National Life Insurance Agency of Kentucky, Inc.                   Kentucky              100.00          Insurance agency
     Union Casualty Insurance Agency, Inc.                              Kentucky              100.00          Insurance agency
Commercial Credit Corporation (MD)                                      Maryland              100.00          Consumer finance
     Action Data Services, Inc.                                         Missouri              100.00          Data processing
     Commercial Credit Plan, Incorporated (OK)                          Oklahoma              100.00          Consumer finance
Commercial Credit Corporation (NY)                                      New York              100.00          Consumer finance
Commercial Credit Corporation (SC)                                      South Carolina        100.00          Consumer finance
Commercial Credit Corporation (WV)                                      West Virginia         100.00          Consumer finance
Commercial Credit Corporation NC                                        North Carolina        100.00          Consumer finance
Commercial Credit Europe, Inc.                                          Delaware              100.00          Inactive
Commercial Credit Far East Inc.                                         Delaware              100.00          Inactive
Commercial Credit Insurance Services, Inc.                              Maryland              100.00          Insurance broker

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                      Organization      or Indirectly by
                                                                      ------------      The Travelers Inc.    Principal Business
                                                                                        ------------------    ------------------
     Commercial Credit Insurance Agency (P&C) of Mississippi, Inc.      Mississippi          100.00          Insurance agency
     Commercial Credit Insurance Agency of Alabama, Inc.                Alabama              100.00          Insurance agency
     Commercial Credit Insurance Agency of Hawaii, Inc.                 Hawaii               100.00          Insurance agency
     Commercial Credit Insurance Agency of Kentucky, Inc.               Kentucky             100.00          Insurance agency
     Commercial Credit Insurance Agency of Massachusetts, Inc.          Massachusetts        100.00          Insurance agency
     Commercial Credit Insurance Agency of Nevada, Inc.                 Nevada               100.00          Credit LH&A, P-C
                                                                                                             insurance
     Commercial Credit Insurance Agency of New Mexico, Inc.             New Mexico           100.00          Insurance agency/Broker
     Commercial Credit Insurance Agency of Ohio, Inc.                   Ohio                 100.00          Insurance agency/broker
Commercial Credit International, Inc.                                   Delaware             100.00          Holding company
     Commercial Credit International Banking Corporation                Oregon               100.00          International lending
          Commercial Credit Corporation CCC Limited                     Canada               100.00          Second mortgage loans
          Commercial Credit Services do Brazil Ltda.                    Brazil                99.00          Inactive
     Commercial Credit Services Belgium S.A.                            Belgium              100.00          Inactive
Commercial Credit Limited                                               Delaware             100.00          Inactive
Commercial Credit Loan, Inc. (NY)                                       New York             100.00          Consumer finance
Commercial Credit Loans, Inc. (DE)                                      Delaware             100.00          Consumer finance
Commercial Credit Loans, Inc. (OH)                                      Ohio                 100.00          Consumer finance
Commercial Credit Loans, Inc. (VA)                                      Virginia             100.00          Consumer finance
Commercial Credit Management Corporation                                Maryland             100.00          Intercompany services
Commercial Credit Plan Incorporated (TN)                                Tennessee            100.00          Consumer finance
Commercial Credit Plan Incorporated (UT)                                Utah                 100.00          Consumer finance
Commercial Credit Plan Incorporated of Georgetown                       Delaware             100.00          Consumer finance
Commercial Credit Plan Industrial Loan Company                          Virginia             100.00          Consumer finance
Commercial Credit Plan, Incorporated (CO)                               Colorado             100.00          Consumer finance
Commercial Credit Plan, Incorporated (DE)                               Delaware             100.00          Consumer finance
Commercial Credit Plan, Incorporated (GA)                               Georgia              100.00          Consumer finance
Commercial Credit Plan, Incorporated (MO)                               Missouri             100.00          Consumer finance
Commercial Credit Securities, Inc.                                      Delaware             100.00          Broker dealer
DeAlessandro & Associates, Inc.                                         Delaware             100.00          Inactive
Park Tower Holdings, Inc.                                               Delaware             100.00          Holding company

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                        Organization      or Indirectly by
                                                                        ------------      The Travelers Inc.  Principal Business
                                                                                        ------------------    ------------------
     CC Retail Services, Inc.                                           Delaware             100.00          Leasing, financing
          Troy Textiles, Inc.                                           Delaware             100.00          Inactive
     Commercial Credit Development Corporation                          Delaware             100.00          Direct loan
          Myers Park Properties, Inc.                                   Delaware             100.00          Inactive
     Travelers Home Mortgage Services of Alabama, Inc.                  Delaware             100.00          Inactive
Penn Re, Inc.                                                           North Carolina       100.00          Management company
Plympton Concrete Products, Inc.                                        Delaware             100.00          Inactive
Resource Deployment, Inc.                                               Texas                100.00          Management company
Security Pacific Finance System Incorporated                            Delaware             100.00          Holding company
     BA Financial Management Services, Inc.                             Delaware             100.00          Mgt, payroll,
                                                                                                             leaseholding
     Dealers Credit, Inc.                                               Delaware             100.00          Insurance agent
     Security Pacific Consumer Discount Company                         Pennsylvania         100.00          Consumer loans
     Security Pacific Finance Credit Corp.                              Delaware             100.00          Consumer credit
     Security Pacific Financial Services Inc.                           Delaware             100.00          Consumer credit
          Security Pacific Financial Services of Minnesota Inc.         Minnesota            100.00          Consumer credit
          Security Pacific Financial Services of Nevada Inc.            Nevada               100.00          Credit insurance
          Security Pacific Financial Services of West Virginia Inc.     West Virginia        100.00          Industrial loans
          SPF Advertising Agency, Inc.                                  Kansas               100.00          Advertising discounts
          The Midwestern Agency Corporation, Inc.                       Iowa                 100.00          Insurance commissions
     Security Pacific Financial Services of Des Moines Inc.             Iowa                 100.00          Consumer loans
     Security Pacific Mortgage Corporation                              Virginia             100.00          Second mortgages
The Travelers Bank                                                      Delaware             100.00          Banking services
The Travelers Bank USA                                                  Delaware             100.00          Credit card bank
Travelers Home Equity, Inc.                                             North Carolina       100.00          Financial services
     CC Consumer Services of Alabama, Inc.                              Alabama              100.00          Financial services
     CC Home Lenders Financial, Inc.                                    Georgia              100.00          Financial services
     CC Home Lenders, Inc.                                              Ohio                 100.00          Financial services
     Commercial Credit Corporation (TX)                                 Texas                100.00          Consumer finance
     Commercial Credit Financial of Kentucky, Inc.                      Kentucky             100.00          Consumer finance
     Commercial Credit Financial of West Virginia, Inc.                 West Virginia        100.00          Consumer finance

                                                                                           % of Voting
                                                                                          Securities
                                                                        State of        Owned Directly
                                                                        Organization      or Indirectly by
                                                                        ------------      The Travelers Inc.  Principal Business
                                                                                        ------------------    ------------------
               Commercial Credit Plan Consumer Discount Company         Pennsylvania        100.00            Financial services
               Commercial Credit Services of Kentucky, Inc.             Kentucky            100.00            Financial services.
               Travelers Home Mortgage Services, Inc.                   North Carolina      100.00            Financial services
          Travelers Home Mortgage Services of Pennsylvania, Inc.        Pennsylvania        100.00            Financial services
          Triton Insurance Company                                      Missouri            100.00            P-C insurance
          Verochris Corporation                                         Delaware            100.00            Joint venture company
               AMC Aircraft Corp.                                       Delaware            100.00            Aviation
          World Service Life Insurance Company                          Colorado            100.00            Life insurance
Greenwich Street Capital Partners, Inc.                                 Delaware            100.00            Investments
Greenwich Street Investments, Inc.                                      Delaware            100.00            Investments
     Greenwich Street Capital Partners Offshore Holdings, Inc.          Delaware            100.00            Investments
Mirasure Insurance Company, Ltd.                                        Bermuda             100.00            Inactive
Pacific Basin Investments Ltd.                                          Delaware            100.00            Inactive
Primerica Corporation (WY)                                              Wyoming             100.00            Inactive
Primerica, Inc.                                                         Delaware            100.00            Name saver
Smith Barney Corporate Trust Company                                    Delaware            100.00            Trust company
Smith Barney Holdings Inc.                                              Delaware            100.00            Holding company
     Nextco Inc.                                                        Delaware            100.00            Purchasing
     R-H Capital, Inc.                                                  Delaware            100.00            Investments
     R-H Sports Enterprises Inc                                         Georgia             100.00            Sports representation
     SB Cayman Holdings I Inc.                                          Delaware            100.00            Holding company
          Smith Barney Private Trust Company (Cayman) Limited           Cayman Islands       50.00            Trust company
               Greenwich (Cayman) I Limited                             Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) II Limited                            Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) III Limited                           Cayman Islands       50.00            Corporate services
     SB Cayman Holdings II Inc.                                         Delaware            100.00            Holding company
          Smith Barney Private Trust Company (Cayman) Limited           Cayman Islands       50.00            Trust company
               Greenwich (Cayman) I Limited                             Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) II Limited                            Cayman Islands       50.00            Corporate services
               Greenwich (Cayman) III Limited                           Cayman Islands       50.00            Corporate services

                                                                                 % of Voting
                                                                                Securities
                                                         State of            Owned Directly
                                                         Organization        or Indirectly by
                                                         ------------        The Travelers Inc.  Principal Business
                                                                             ------------------   ------------------
SB Cayman Holdings III Inc.                              Delaware                100.00          Holding company
     Smith Barney Credit Services (Cayman) Ltd.          Cayman Islands           50.00          Corporate services
SB Cayman Holdings IV Inc.                               Delaware                100.00          Holding company
     Smith Barney Credit Services (Cayman) Ltd.          Cayman Islands           50.00          Corporate services
Smith Barney (Delaware) Inc.                             Delaware                100.00          Holding company
     1345 Media Corp.                                    Delaware                100.00          Holding company
     Corporate Realty Advisors, Inc.                     Delaware                100.00          Realty trust adviser
     IPO Holdings Inc.                                   Delaware                100.00          Holding company
          Institutional Property Owners, Inc. V          Delaware                100.00          Investments
          Institutional Property Owners, Inc. VI         Delaware                100.00          General partner
     MLA 50 Corporation                                  Delaware                100.00          Limited partner
     MLA GP Corporation                                  Delaware                100.00          General partner
     Smith Barney Acquisition Corporation                Delaware                100.00          Offshore fund adviser
     Smith Barney Acquisition Fund, Inc.                 Cayman Islands          100.00          Commodities fund
     Smith Barney Global Capital Management, Inc.        Delaware                100.00          Investment management
     Smith Barney Realty, Inc.                           Delaware                100.00          Investments
     Smith Barney Risk Investors, Inc.                   Delaware                100.00          Investments
     Smith Barney Venture Corp.                          Delaware                100.00          Investments
Smith Barney (Ireland) Limited                           Ireland                 100.00          Fund management
Smith Barney Asia Inc.                                   Delaware                100.00          Investment banking
Smith Barney Asset Management Group (Asia) Pte. Ltd.     Singapore               100.00          Asset management
Smith Barney Canada Inc.                                 Canada                  100.00          Investment dealer
Smith Barney Capital Services Inc.                       Delaware                100.00          Derivative product transactions
Smith Barney Cayman Islands, Ltd.                        Cayman Islands          100.00          Securities trading
Smith Barney Commercial Corp.                            Delaware                100.00          Commercial credit
Smith Barney Commercial Corporation Asia Limited         Hong Kong                99.00          Commodities trading
Smith Barney Europe Holdings, Ltd.                       United Kingdom          100.00          Holding company
     Smith Barney Europe, Ltd.                           United Kingdom          100.00          Corporate finance
Smith Barney Futures Management Inc.                     Delaware                100.00          Commodities pool operator
     Smith Barney Offshore Fund Ltd.                     Delaware                100.00          Commodity pool

Item 27.  Number of Contract Owners

Not applicable.


Item 28.  Indemnification

Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)          Tower Square Securities, Inc.
             One Tower Square
             Hartford, Connecticut 06183

Tower Square Securities, Inc. also serves as principal underwriter for the following :

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Annuities
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account QP II for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Four

(b)          Name and Principal                           Positions and Offices
             Business Address *                           With Underwriter
             ------------------                           ----------------

         Russell H. Johnson                               Chairman of the Board Chief Executive Officer,
                                                               President and Chief Operating Officer
         William F. Scully, III                           Member, Board of Directors,
                                                               Senior Vice President, Treasurer
                                                               and Chief Financial Officer
         Cynthia P. Macdonald                             Vice President, Chief Compliance
                                                               Officer, and Assistant Secretary
         Joanne K. Russo                                  Member, Board of Directors
                                                               Senior Vice President
         William D. Wilcox                                General Counsel and Secretary
         Kathleen A. McGah                                Assistant Secretary
         Jay S. Benet                                     Member, Board of Directors
         George C. Kokulis                                Member, Board of Directors
         Warren H. May                                    Member, Board of Directors
         Donald R. Munson, Jr.                            Senior Vice President
         Stuart L. Baritz                                 Vice President

(b)          Name and Principal                           Positions and Offices
             Business Address *                           With Underwriter
             ------------------                           ---------------------
         Michael P. Kiley                                 Vice President
         Tracey Kiff-Judson                               Second Vice President
         Robin A. Jones                                   Second Vice President
         Whitney F. Burr                                  Second Vice President
         Marlene M. Ibsen                                 Second Vice President
         John Taylor                                      Second Vice President
         John J. Williams, Jr.                            Director and Assistant Compliance Officer
         Susan M. Curcio                                  Director and Operations Manager
         Dennis D. D'Angelo                               Director
         Thomas P. Tooley                                 Director
         Nancy S. Waldrop                                 Assistant Treasurer

         *   Principal business address:  One Tower Square, Hartford, Connecticut  06183

(c)          Not Applicable

Item 30.  Location of Accounts and Records

(1)          The Travelers Life and Annuity Company
             One Tower Square
             Hartford, Connecticut  06183

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on August 12, 1997.

                        THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES
                                          (Registrant)

                              THE TRAVELERS LIFE AND ANNUITY COMPANY
                                           (Depositor)

                        By: *IAN R. STUART
                            ---------------------------------------------------
                            Ian R. Stuart
                            Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 12, 1997.


*MICHAEL A. CARPENTER                                         Director, Chairman of the Board, President
--------------------------------------------                  and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                                                 Director
--------------------------------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                                            Director
--------------------------------------------
(George C. Kokulis

*ROBERT I. LIPP                                               Director
--------------------------------------------
(Robert I. Lipp)

*IAN R. STUART                                                Director, Senior Vice President, Chief
--------------------------------------------                  Financial Officer, Chief Accounting Officer
(Ian R. Stuart)                                               and Controller

*KATHERINE M. SULLIVAN                                        Director, Senior Vice President and
--------------------------------------------                  General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                                                Director
--------------------------------------------
(Marc P. Weill)

*By: Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit
No.                                   Description                                      Method of Filing
-------                               -----------                                      ----------------

       1     Resolution of The Travelers Life and Annuity Company Board of
             Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on
             Form N-4, filed May 23, 1997.)

    3(a)     Form of Distribution and Management Agreement among the
             Registrant, The Travelers Life and Annuity Company and Tower Square
             Securities, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, filed May 23, 1997.)

    3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, filed May 23, 1997.)

       4 Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, filed May 23, 1997.)

       5     Application.                                                              Electronically


    6(a)     Charter of The Travelers Life and Annuity Company, as amended on
             October 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

    6(b)     By-Laws of The Travelers Life and Annuity Company, as amended on October
             20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

       9 Opinion of Counsel as to the legality of securities being registered by Registrant. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, filed May 23,
             1997.)

   10(a)     Consent of KPMG Peat Marwick LLP, Independent                             Electronically
             Certified Public Accountants.

      13     Schedule for Computation of Total Return                                  Electronically
             Calculations - Standardized and Non-Standardized.

   15(a)     Powers of Attorney authorizing Ernest J. Wright or
             Kathleen A. McGah as signatory for Michael A. Carpenter,
             Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
             Stuart, Katherine M. Sullivan and Marc P. Weill.
             (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23, 1997.)